operating for well over 100 years,
a thing or two about what it takes to do the job
and what it takes to do it right.

United Bancorporation
of Alabama, Inc.

06032422

PROCESSED
APR 2 7 2006
THOMSON
FINANCIAL
B



Bank Presents

NKING 101

2005 Annual Report

SYLLABUS

Coursework Overview

1 Introduction & Orientation — Letter from the President
United Bank

2 History of Banking — Case Study: One Hundred Years of Banking
United Bank

4 Anatomy of Success — United Bancorporation of Alabama, Inc.:
Directors & Officers

5 Corporate Composition — United Bank: Directors & Officers

6 Geography & Strategic Locality — Bank Locations

7 Applied Economics — Products and Services



United Bancorporation of Alabama, Inc.

SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C. 209 SECTION

UNITED BANCORPORATION OF ALABAMA, INC.

200 East Nashville Avenue
Atmore, Alabama

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 3, 2006

NOTICE IS HEREBY GIVEN, that pursuant to call of its Board of Directors, the Annual Meeting of Stockholders (the "Meeting") of United Bancorporation of Alabama, Inc. (the "Corporation"), Atmore, Alabama, will be held at the corporate offices of United Bank, 200 East Nashville Avenue, Atmore, Alabama, on Wednesday, May 3, 2006, at 3:00 p.m., local time, for the purpose of considering and voting upon the following matters:

1. Election of three persons as directors, each of whom is nominated to serve until the 2009 Annual Meeting of Stockholders and until his successor is elected and qualified.

2. Transaction of such business as may come properly before the Meeting or any adjournments thereof.

You are cordially invited to attend the Meeting, and we hope you will attend.

WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING.

Stockholders of record on March 31, 2006 are entitled to receive notice of and to vote at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

H. Leon Esneul
Chairman of the Board

Atmore, Alabama
April 4, 2006

UNITED BANCORPORATION OF ALABAMA, INC.

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS
to be held on
May 3, 2006

INTRODUCTION

This Proxy Statement is furnished to the stockholders of United Bancorporation of Alabama, Inc. (the "Corporation") in connection with the solicitation of proxies by the Corporation's Board of Directors for use at the Annual Meeting of Stockholders of the Corporation to be held on May 3, 2006, at 3:00 p.m., local time, and at any adjournments thereof (the "Meeting").

The matters to be considered at the Meeting include: (1) the election of three directors, each of whom is nominated to serve until the 2009 Annual Meeting of Stockholders, each to serve until his or her successor is elected and qualified; and (2) the transaction of such other business as may come properly before the Meeting.

The Corporation's executive offices are located at 200 East Nashville Avenue, Atmore, Alabama 36502. This Proxy Statement is dated April 4, 2006 and, together with a copy of the Corporation's 2005 Annual Report, is being mailed to stockholders of the Corporation on or about April 7, 2006.

VOTING SECURITIES

As of March 31, 2006, the Corporation's only outstanding voting security was its Class A Stock, of which 2,366,871 shares (excluding treasury shares) were issued, outstanding, and entitled to vote. Those shares were held by approximately 701 stockholders of record. Stockholders of record on March 31, 2006 are entitled to receive notice of and to vote at the Meeting.

Notwithstanding that date, the Corporation's stock transfer books will not be closed, and stock may be transferred after the record date, although only stockholders of record as of the record date may vote at the Meeting.

The directors, nominees for election as directors, and executive officers of the Corporation as a group number nine persons and, as of March 31, 2006, beneficially owned 317,558 shares of Class A Stock, 13.42% of the total shares of such stock outstanding. See "**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.**"

VOTES REQUIRED

The representation in person or by proxy of at least a majority of the outstanding Class A Stock entitled to vote at the Meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the Meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a proposal because the nominee does not have discretionary voting power with respect to the proposal and has not received instructions from the beneficial owner.

The election of directors requires an affirmative vote of a plurality of the shares present in person or represented by proxy at the Meeting. The nominees receiving the highest number of affirmative votes of such shares will be elected as directors. Accordingly, abstentions and broker non-votes will have no effect on the outcome of the vote for directors. Although the Corporation is not presently aware of any other matter to be acted upon at the Meeting, any other matters that may be considered and acted upon by the stockholders at the Meeting would require approval by the affirmative vote of at least a majority of the shares entitled to vote and represented at the Meeting either in person or by proxy. Abstentions would be treated as votes cast with respect to any such matter and therefore will have the same effect as a vote against such matters. Broker non-votes will not be counted as votes cast with respect to such matter and therefore would have no effect on the outcome of the votes.

PROXIES

If the enclosed Proxy is executed and returned, it may be revoked at any time before it has been exercised; if it is not revoked, the shares represented thereby will be voted by the persons designated in such Proxy in accordance with the instructions therein. **In the absence of instructions, the Proxy will be voted FOR election of each of the director nominees described in this Proxy Statement and with discretionary authority on all other matters that may come properly before the Meeting.**

ELECTION OF DIRECTORS

The following table sets forth the name of each nominee and each director of the Corporation continuing in office after the Meeting, a description of his or her position and offices, if any, with the Corporation and its subsidiaries, a brief description of his or her principal occupation during at least the last five years, and certain other information, including his or her age. Each such director and each nominee is a director of the Corporation's wholly-owned subsidiary, United Bank ("United Bank" or the "Bank"). Mr. H. Leon Esneul, a current member of the Board of Directors, is retiring at the time of the 2006 annual meeting and is not standing for re-election.

Name and Age	Director Since	Date Term As Director Expires	Principal Occupation During Past Five Years
Michael R. Andreoli (44)	2004	May 2007	Stockholder and Vice President, Robertson, Andreoli & Covington, P.C., certified public accountants; General Partner, Alcon Properties.
Dale M. Ash (46)	2002	May 2008	Controller of Pepsi-Cola Bottling Company of Atmore and of South Alabama Vending Company.
L. Walter Crim (60)	1997	May 2006*	Owner, Central Farm Supply.
Robert R. Jones, III (54)	1992	May 2008	President of the Corporation since May, 1993; President and Chief Executive Officer of United Bank since July, 1992.
William J. Justice (66)	1991	May 2006*	Vice Chairman of the Board of the Corporation; Vice Chairman of the Board of United Bank; Pharmacist, President and Chief Executive Officer, Greenlawn Pharmacy.
David D. Swift (55)	1995	May 2007	Secretary of the Board of the Corporation; Chairman of the Board of United Bank; Vice President, Swift Lumber, Inc; President, Swift Supply, Inc.; Partner, Palustris Products, Ltd.
J. Wayne Trawick (58)	**	May 2009*	President, Trawick Builders, Inc.

* nominee for election for a term expiring at the 2009 Annual Meeting of Stockholders
** first-time nominee

The Bank is a wholly owned subsidiary of the Corporation. None of the other entities listed under the column "Principal Occupation During Past Five Years" above is affiliated with the Corporation.

Each director of the Corporation continuing in office after the Meeting attended at least 75% of the meetings of the Corporation's Board of Directors and its committees held during 2005 while he or she served as a director. The Corporation's Board of Directors held seven meetings in 2005.

The Corporation does not have a standing nominating committee, and all director nominations are considered by the Board of Directors as a whole, with each director participating in consideration of director nominees. The Board of Directors has not adopted a nominating committee charter. Certain members of the Board are not "independent directors" as defined by NASD rules as described under "**AUDIT COMMITTEE REPORT**" below; as an employee of the Corporation's subsidiary, United Bank, Mr. Jones is also not an "independent director." The other members of the Board of Directors are "independent directors" as so defined.

The goal of the Board of Directors has been, and continues to be, to identify nominees for service on the Board of Directors who will bring a variety of perspectives and skills from their respective professional and business experiences, particularly in the communities served by the Bank. Experience as a director of the Bank is generally considered a strong positive factor in evaluating nominees. Depending upon the needs of the Board of Directors and the Corporation from time to time, certain of the factors described below may be weighed more or less heavily in evaluating potential nominees. There are no specific, minimum qualifications, qualities or skills that must be met by potential nominees.

The Board of Directors identifies nominees by first considering on an informal basis the current members of the Board of Directors. Current members of the Board of Directors are considered for re-nomination, with strong consideration generally given to the value of continuity of service by existing members of the Board of Directors. If a vacancy on the Board of Directors occurs due to a director's decision not to stand for re-election or for any other reason, the Board of Directors will then determine if there is a need to fill the vacancy or reduce the number of directors serving on the Board of Directors, in accordance with the Corporation's Bylaws and Certificate of Incorporation. If the Board of Directors determines a need to fill a vacancy, current members of the Board of Directors are polled for suggestions as to individuals meeting desired criteria, and research may also be performed to identify qualified individuals. To date, the Board of Directors has not formally engaged third parties to assist in identifying or evaluating potential nominees, although the Board of Directors may do so in the future.

Historically, the Corporation has not had a formal policy concerning stockholder recommendations for nominees, and the Board of Directors does not feel that such a formal policy is warranted at this time based on what it believes to be satisfactory experience to date in identifying director nominees without such a policy. However, a reasonable stockholder recommendation will be considered, in light of the particular needs of the Corporation and using the procedures set forth above if the Board is seeking to fill a vacancy. Except in extraordinary circumstances, the Board of Directors does not anticipate increasing the number of directors to allow nomination by the Board of Directors of a stockholder-recommended nominee. Any such recommendation should be communicated to the Board of Directors as described below. Although it does not presently anticipate doing so, the Board of Directors may reconsider adoption of a formal policy for stockholder recommendations for director nominees at such time as it believes that the Corporation's circumstances warrant such consideration.

The Corporation has not instituted to date a formal process by which stockholders may communicate directly with directors. However, informal processes exist by which communications sent to the Board of Directors or in care of an officer or other representative of the Corporation are forwarded to the President, who is also a director. The Board of Directors believes this process has adequately served the needs of the Board of Directors and the Corporation's stockholders. Until some other procedure is disclosed to the Corporation's stockholders, stockholders may direct communications intended for the Board of Directors to the Stockholder Relations Department, at the address set forth under "**ANNUAL REPORT ON FORM 10-K**" below. The envelope containing such communication must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication" or similar statement that clearly indicates the communication is intended for the Board of Directors. All such communications must clearly indicate that the author is a stockholder of the Corporation and state whether the intended recipients are all members of the Board of Directors or certain specified directors. Copies of such communications and will be circulated to the President and the appropriate director or directors.

The Corporation's Board of Directors has established an Audit Committee. See **"AUDIT COMMITTEE REPORT"** below. In addition, the Board of Directors of United Bank has established audit and compensation committees. The Corporation's Board of Directors has also appointed four directors who are not employees of the Corporation or the Bank to serve on the Stock Option Committee of the Board, which committee acts as Administrator of the United Bancorporation of Alabama, Inc. 1998 Stock Option Plan (the "Stock Option Plan") and as Administrator of the 1999 Employee Stock Purchase Plan of United Bancorporation of Alabama, Inc.

It is intended that, unless "Withhold Authority" is noted, proxies in the accompanying form will be voted at the Meeting for the election to the Board of Directors of L. Walter Crim, William J. Justice and J. Wayne Trawick to serve until the 2009 Annual Meeting of Stockholders and until their respective successors are elected and qualified. All of the nominees except Mr. Trawick are currently members of the Board of Directors. If any nominee is not a candidate when the election occurs (which is not anticipated to be the case), it is intended that the proxies may be voted, unless authorization is withheld, for any substitute nominee or nominees recommended by the Board of Directors. The Board of Directors has no reason to believe that any nominee will be unable to serve as a director if elected.

No fees are paid to directors of the Corporation for their services as such. Since all of the Corporation's directors also serve as directors of United Bank, they are primarily compensated for their services to United Bank. See **"EXECUTIVE COMPENSATION"** below for information regarding compensation paid to executive officers of the Corporation.

During 2005, all current directors of the Corporation and nominees for election as directors also served as directors of United Bank. Each director of United Bank received a standard annual fee for such service of $3,500 ($4,700 for United Bank Board Chairman David D. Swift); $100 for each Board Meeting of United Bank attended; and $50 for each additional committee meeting attended, with a maximum of $50 per day for additional meetings. In 2005, United Bank's Board of Directors held a total of 13 meetings.

In connection with the Corporation's adoption of the Stock Option Plan in 1998, each director of the Corporation was granted nonstatutory stock options to purchase 4,000 shares of Class A Stock at an exercise price of $8 per share (the number of shares and exercise price having been adjusted in accordance with the Stock Option Plan to account for the 2-for-1 splits of Class A Stock in May 1999 and June 2004), with two-fifths of such options being immediately exercisable and additional one-fifth increments becoming exercisable in December of 1999 through 2001, respectively. In connection with her election to the Board of the Corporation in December 2002, Mrs. Ash was granted nonstatutory stock options to purchase 2,000 shares of Class A Stock at an exercise price of $15.75 per share (taking into account the June 2004 split), with one-fifth of such options being immediately exercisable and additional one-fifth increments becoming exercisable in December of 2003 through 2006, respectively. In connection with his election to the Board of the Bank in May 2002, Mr. Andreoli was granted nonstatutory stock options to purchase 2,000 shares of Class A Stock at an exercise price of $15.65 per share (taking into account the June 2004 split), with one-fifth of such options being immediately exercisable and additional one-fifth increments becoming exercisable in May of 2003 through 2006, respectively. In connection with his subsequent election to the Board of the Corporation, Mr. Andreoli was granted nonstatutory stock options to purchase an additional 2,000 shares of Class A Stock at an exercise price of $16.00 per share, with two-fifths of such options being immediately exercisable and additional one-fifth increments becoming exercisable in May of 2006 through 2008, respectively.

THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS A VOTE "FOR" ELECTION OF THE NOMINEES LISTED ABOVE.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 31, 2006, there were no persons who owned of record or, to the knowledge of the Corporation, may be deemed to own beneficially, more than 5% of the outstanding shares of the Corporation's Class A Stock.

The table below sets forth, as of March 31, 2006, the number of shares of Class A Stock beneficially owned by each director and nominee and by all executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Class A Stock
Michael R. Andreoli	7,635(1)	*
Dale M. Ash	15,226(2)	*
L. Walter Crim	12,948(3)	*
H. Leon Esneul	102,456(4)	4.33%
Robert R. Jones, III	96,942(5)	4.10%
William J. Justice	30,517(6)	1.29%
David D. Swift	37,571(7)	1.59%
J. Wayne Trawick	4,263(8)	*
All executive officers, directors and nominee as a group (9 persons)	317,558(1)(2)(3)(4)(5)(6)(7)(8)	13.42%

* less than 1%

(1) Includes 1,858 shares owned jointly with his wife; 156 shares owned jointly with his children; 2,221 shares owned in his Individual Retirement Account; and 1,400 shares which may be acquired within 60 days upon exercise of options.

(2) Includes 2,352 shares owned jointly with her children; and 2,000 shares which may be acquired within 60 days upon exercise of options.

(3) Includes 3,910 shares owned jointly with his children.

(4) Includes 98,456 shares owned by The Doris Company Limited Partnership.

(5) Includes 8,895 shares owned jointly with his wife; 295 shares owned jointly with his son; 3,493 shares owned by United Bank in his Individual Retirement Account; 2,364 shares owned by United Bank in an Individual Retirement Account for his wife; 295 shares owned jointly by his wife and his daughter; and 39,168 shares which may be acquired within 60 days upon exercise of options.

(6) Includes 15,169 shares owned jointly with his wife; 5,889 shares owned by his wife, as to which shares Mr. Justice disclaims beneficial ownership; 878 shares owned by Mr. Justice for his granddaughters, as to which shares Mr. Justice disclaims beneficial ownership.

(7) Includes 7,371 shares owned by his wife; 469 shares held by his wife as trustee, as to all of which shares Mr. Swift disclaims beneficial ownership.

(8) Includes 973 shares owned by his wife, as to which Mr. Trawick disclaims beneficial ownership; and 1,200 shares which may be acquired within 60 days upon exercise of options.

EXECUTIVE OFFICERS

The following table lists the executive officers of the Corporation and the respective positions held by them in the Corporation. Each is a director of the Corporation, except for Jamie M. Lipham, and information regarding their other business experience during the past five years and certain other information is set forth under the caption "ELECTION OF DIRECTORS" above. Mr. Lipham, age 39, has been Senior Vice President, Retail Banking and now is Executive Vice President, of United Bank from March 2002 to present. Mr. Lipham served as Branch Administrator with a large holding company bank from May 1995 to February 2000 and as Senior Commercial Lender for a Georgia based community bank from February 2000 to February 2002.

Name	Position
Robert R. Jones, III	President
H. Leon Esneul	Chairman of the Board*
William J. Justice	Vice Chairman of the Board
Jamie M. Lipham	Vice President
David D. Swift	Secretary

The executive officers of the Corporation are elected annually at the organizational meeting of the Board of Directors, which follows the annual meeting of stockholders, to serve until the organizational meeting in the subsequent year. Except as described under *Agreements with Mr. Jones* below, there are no known arrangements or understandings between any executive officers and any other person pursuant to which any of the above-named persons was selected as an officer.

* Mr. Esneul is retiring from the Board of Directors at the time of the 2006 annual meeting

EXECUTIVE COMPENSATION

Officers of the Corporation, and directors who also serve as directors or officers of United Bank, are remunerated by United Bank. The following Summary Compensation Table sets forth certain information concerning compensation to the executive officers of the Corporation who received total annual salary and bonus for 2005 exceeding $100,000.

Summary Compensation Table

	Annual Compensation			Long Term Compensation Awards	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Securities Underlying Options (#)**	**All Other Compensation ($)**
Robert R. Jones, III	2005	200,000	53,931	-0-	119,191[1]
President of the Corporation	2004	171,154	91,223	-0-	112,863[1]
President and Chief Executive Officer of the Bank	2003	175,000	24,173	-0-	93,596[1]
Jamie M. Lipham	2005	122,850	19,794	-0-	1,775[2]
Vice President of the Corporation	2004	120,224	18,549	-0-	1,571[2]
Executive Vice President of the Bank	2003	112,445	6,947	10,000	4,508[2]

(1) Includes $25,212 paid on a life insurance contract owned by Mr. Jones and related tax benefits pursuant to the 1993 Agreement described below in 2003, and $27,082 paid in 2004 and $27,082 paid in 2005 for such purposes pursuant to the 2001 Agreement described below; $608 premium reimbursed by United Bank on a long-term disability insurance policy for Mr. Jones in each of 2005, 2004 and 2003, respectively; $10,083, $8,373 and $1,246 contributed by United Bank for the account of Mr. Jones pursuant to United Bank's 401(k) Employee Incentive Savings Plan (the "401(k) Plan") in 2005, 2004 and 2003, respectively; $4,850, $4,150 and $6,600 in fees for attendance at meetings of United Bank's Board of Directors in 2005, 2004 and 2003, respectively; $73,007 accrued in 2005, $70,329 accrued in 2004 and $40,093 accrued in 2003 to provide for certain post-employment benefits pursuant to the 2001 Agreement described below; and $3,561, $2,321 and $5,154 in profit-sharing payments made in 2005, 2004 and 2003 for services in 2004, 2003 and 2002.

(2) Includes $0, $0 and $1,484 contributed by United Bank for the account of Mr. Lipham pursuant to the 401(k) Plan in 2005, 2004 and 2003, respectively; and $1,775, $1,571 and $3,024 in profit-sharing payments made in 2005, 2004 and 2003 for services in 2004, 2003 and 2002.

Agreements with Mr. Jones. The Bank and Mr. Jones entered into an Executive Compensation Agreement as of May 28, 1993 (the "1993 Agreement") which provides for certain deferred compensation benefits, amounts of which paid for 2005 are described under "All Other Compensation" in the Summary Compensation Table above. The 1993 Agreement was replaced in 2001 by the Supplemental Compensation and Amendment Agreement discussed below (the "2001 Agreement").

Following discussions in the latter part of 1997, the Bank entered into an Employee Agreement with Mr. Jones dated as of January 1, 1998 (the "Agreement"). Pursuant to the Agreement, Mr. Jones has agreed to provide full-time professional services to the Bank in the capacity of President and Chief Executive Officer of the Bank, to the exclusion of other businesses or activities. The Agreement was for an initial term from January 1, 1998 through December 31, 2001, and unless terminated will automatically renew on January 1 of each year for a three-year term. The Agreement provides for a specified annual salary, together with performance-based cash incentive compensation ("Bonus") determined by the Board of the Bank at the time of its annual review of Mr. Jones' performance. The Bonus under the Agreement is calculated as a percentage of Mr. Jones' salary, ranging from zero to 45%, based on attainment of certain net income levels by the Bank (the bonus paid in 2004 reflects payment for the amounts earned in 2004 and amounts earned in 2003 and paid in 2004). Salary and Bonus paid to Mr. Jones for 2005 are reflected in the Summary Compensation Table above. The Agreement specifies that Bonus awards are intended to eventually be governed by an Executive Incentive Compensation Plan applicable to certain officers of the Bank generally, as well as to the President and Chief Executive Officer of the Bank. The Agreement also provides for Mr. Jones to receive long-term incentives at the discretion of the Board; benefits provided to employees of the Bank generally; reimbursement of reasonable and customary business expenses incurred by him in connection with the performance of his duties; payment or reimbursement of certain fees for professional and other organizations in the Bank's market area; an automobile allowance; and vacation time. As amended by the 2001 Agreement, the Agreement also provides for supplemental compensation to be paid by the Bank to Mr. Jones upon retirement and in certain other circumstances as set forth in the 2001 Agreement.

The Agreement also provides generally that, in the event of Mr. Jones' death, the Bank will pay to his estate one quarter of his then-current annual salary plus a prorata portion of the Bonus otherwise payable to him; that, in the event of his disability, the Bank will pay his salary and a prorata portion of Bonus until the earlier of twelve months after the date of disability or such time as disability benefits commence under a Bank-provided disability insurance policy; and that the Bank will pay Mr. Jones an amount equal to monthly salary, benefits and prorata Bonus for twelve months after termination of his employment if such termination is not for cause or a result of material change in Mr. Jones' duties and responsibilities.

Under the Agreement, Mr. Jones has agreed that, during the term of his employment and for two years thereafter, he will not engage in any business similar of that of the Bank or any of its affiliates or solicit any employee of the Bank or any of its affiliates to leave their employment with the Bank (the "Noncompetition Agreements"). The Agreement also provides generally that, if a change of control of the Bank occurs and within 36 months thereafter his employment by the

Bank is terminated, the Bank will pay him a severance payment equal to two times the greater of the total cash compensation paid to him for the fiscal year most recently completed before the termination or his annual salary at the time of termination, and that, in such event, the Noncompetition Agreements would no longer apply.

In a Supplemental Agreement with Mr. Jones dated as of March 9, 1999 (the "Supplemental Agreement"), the Corporation and the Bank agreed that, subject to his continued employment by the Bank at such times, in each year beginning in 1999 and ending in 2002, the Corporation would grant an incentive stock option ("ISO") covering 8,160 shares of stock (the number of shares having been adjusted to account for the 2-for-1 splits of Class A Stock in May 1999 and June 2004) to Mr. Jones, exercisable at the then-current fair market value of Class A Stock, with each such ISO being exercisable in five equal installments, the first of which vested on the date of the grant. The last grant of options pursuant to the Supplemental Agreement was made in 2002.

The 2001 Agreement, which became effective as of January 1, 2001, provides for annual payments on a life insurance contract ("Insurance Payments") in lieu of comparable payments previously required under the 1993 Agreement. In addition to the benefits under the Agreement and in lieu of post-employment payments previously specified in the 1993 Agreement, the 2001 Agreement provides for a normal retirement benefit of $102,000 per year to be paid to Mr. Jones for 20 years if he remains employed by the Bank until normal retirement age; lump sum payment to his beneficiary in the event of his earlier death; and proration of the annual payment amount if his employment by the Bank is terminated before normal retirement age for reasons other than his death, total and permanent disability, cause, or his voluntary termination without required notice, with the prorated annual payment amount increasing by 5% annual increments from 50% of the normal retirement benefit in 2001 to 100% in 2011 and thereafter. The 2001 Agreement also provides that if Mr. Jones' employment by the Bank is terminated within 180 days after a change of control of the Corporation, as defined in the Agreement, he will receive a lump sum payment equal to (a) the discounted present value of the normal retirement benefit, plus (b) the discounted present value of the Insurance Payments for the lesser of ten years or the number of years until he would reach the age of 65.

BOARD REPORT ON EXECUTIVE COMPENSATION

The Board of Directors of the Corporation has not appointed a separate committee for determination of executive compensation generally. The Stock Option Administration Committee of the Corporation's Board of Directors has been appointed as administrator of the Stock Option Plan and the Employee Stock Purchase Plan.

Each non-director executive officer of the Corporation is also an officer of the Bank, and receives compensation for services to the Bank. Executive compensation decisions made by the Bank are reviewed by the entire Board, with the exception of determinations made with respect to Mr. Jones, in which he does not participate.

The Board of Directors of the Bank makes compensation determinations with respect to the employees of the Bank, including those who are executive officers of the Corporation, based on the recommendations of the Compensation Committee of the Bank's Board of Directors (the "Compensation Committee"). For executives other than the President, the Compensation Committee acts on compensation recommendations made by the President, with the objective of providing compensation competitive with that provided by comparable financial institutions.

At present, compensation for executive officers other than the President consists of annual base salary and annual cash bonuses determined by the Compensation Committee, primarily on the recommendation of the President. Base salary is determined at hiring and is reviewed annually for increases based upon performance evaluations made by the President. Annual cash bonuses are generally awarded as a percentage of base salary. The bonus is based on the individual's compensation, salary grade and individual performance and the performance of the Bank.

The compensation of the President, Mr. Jones, is determined by the Compensation Committee in accordance with the provision of Mr. Jones'employment agreement. See *Agreements with Mr. Jones* above. Mr. Jones' compensation consists of a specified annual salary, performance-based annual cash incentive compensation, long-term incentives in the form of stock options, and other benefits. The Committee based its determination of Mr. Jones'compensation package as reflected in the Agreement on the advice and recommendation of a compensation consultant specializing in the banking industry, with the intent of providing a compensation package designed to retain Mr. Jones' services and motivate him to perform to the best of his abilities. Mr. Jones' 2005 base salary reflects the Board's determination of the salary level necessary to meet this objective. The Bonus paid to Mr. Jones in 2004 was based primarily on attainment of predetermined net income levels by the Bank. As described above, long-term incentives in the form of incentive stock options were granted to Mr. Jones in accordance with the Agreement as supplemented in 1999.

This report is submitted by Michael R. Andreoli, Dale M. Ash, L. Walter Crim, H. Leon Esneul, Robert R. Jones, III, William J. Justice, and David D. Swift, being all of the members of the Board of Directors during the 2005 fiscal year.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND 2005 FISCAL YEAR-END OPTION VALUES

The following table and notes provide information on options exercised during the last fiscal year and the value at December 31, 2005 of unexercised options held by the executive officers listed in the Summary Compensation Table.

Name and Position	Shares Acquired on Exercise (#)	Value Realized	Number of Securities Underlying Unexercised Options at 12/31/05 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 12/31/05 ($)[(1)] Exercisable/Unexercisable
Robert R. Jones, III	-0-	-0-	39,168/1,632	$103,877/$2,856
Jamie M. Lipham	-0-	-0-	8,000/2,000	$14,000/$3,500

(1) The ultimate realization of value on the exercise of such options is dependent upon the market price of Common Stock at the time of exercise. Calculations are based on the $17.50 last sale price of Common Stock reported to the Corporation during the fiscal year.

The following table sets forth certain information at December 31, 2005 with respect to the Corporation's equity compensation plans that provide for the issuance of options, warrants or rights to purchase the Corporation's securities.

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (excluding securities reflected in the first column)
Equity Compensation Plans Approved by Security Holders	55,504	$13.93	164,400
Equity Compensation Plans Not Approved by Security Holders	-0-	-0-	-0-

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Some Corporation and United Bank directors, officers, and principal stockholders, and their associates and immediate families were customers of, or had transactions with, subsidiaries of the Corporation in the ordinary course of business during 2005. In addition, some Corporation and United Bank directors are directors, officers, trustees, or principal security holders of corporations or other organizations that were customers of, or had transactions with, the Corporation or its subsidiaries in the ordinary course of business during 2005. All outstanding loans and other transactions with the Corporation's, and its subsidiary's, directors, officers, and principal stockholders, and their associates and immediate families, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and when made did not involve more than the normal risk of collectibility or present other unfavorable features. In addition to banking and financial transactions, the Corporation and its subsidiaries may have had additional transactions with, or may have used products or services of, various organizations of which directors of the Corporation or its subsidiaries are directors, officers, or principal stockholders. Such transactions were on terms comparable to those which would have been recorded with unaffiliated parties, and the amounts involved in such noncredit transactions have in no case been material in relation to the business of the Corporation and its subsidiaries or to such other organizations.

AUDIT COMMITTEE REPORT

In January 2003, the Corporation established an Audit Committee of the Board of Directors of the Corporation composed of six directors. The members of the Audit Committee are Michael R. Andreoli, Dale M. Ash, L. Walter Crim, H. Leon Esneul, William J. Justice and David D. Swift. Although the Corporation is not subject to the listing standards of any stock exchange or the National Association of Securities Dealers ("NASD"), SEC regulations require disclosure of whether Audit Committee members are "independent" as defined in the rules of some of those organizations. Mrs. Ash, Mr. Crim and Mr. Andreoli are "independent directors" as defined in NASD Rule 4200(a)(15) adopted by the NASD in December 2003, and Messrs. Esneul, Justice and Swift do not meet that definition solely by virtue of their serving as officers of the Corporation, notwithstanding that none is employed by the Corporation or its subsidiaries. Mrs. Ash and Mr. Andreoli are "audit committee financial experts" as defined in SEC regulations.

The Audit Committee is responsible for the appointment, compensation and oversight of the Corporation's independent auditors. The Audit Committee is required to pre-approve audit and certain non-audit services performed by the independent auditors. The Committee also assists the Board in providing oversight over the integrity of the Corporation's financial statements, the Corporation's compliance with applicable legal and regulatory requirements and the performance of the Corporation's internal audit function. The Committee also meets periodically with the Corporation's independent auditors and the Bank's internal auditors outside of the presence of the Corporation's management, and possesses the authority to retain professionals to assist it with meeting its responsibilities without consulting with management. The Committee is also responsible for receiving and retaining complaints and concerns relating to accounting and auditing matters. The Audit Committee met four times in 2005.

The Audit Committee is governed by a written charter adopted by the Board of Directors in January 2003, a copy of which is attached hereto as Appendix A.

Management is responsible for the preparation of financial statements and the integrity of the reporting process, including the system of internal and disclosure controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. The primary responsibility of the Audit Committee is to oversee the Corporation's financial reporting process on behalf of the Board. In so doing the Audit Committee is entitled under its charter to rely on reports and other information from sources it in good faith believes to be reliable, including the Audit Committee of the Board of Directors of the Bank.

The Audit Committee has reviewed and discussed the audited financial statements of the Corporation with management; has discussed with the independent auditor of the Corporation, Mauldin and Jenkins, Certified Public Accountants, L.L.C. ("Mauldin & Jenkins"), the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380); and has received the written disclosures and the letter from Mauldin & Jenkins required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit

Committees) and discussed with Mauldin & Jenkins their independence. Based on the review and discussion described above, the Audit Committee recommended to the Board of Directors of the Corporation that the audited financial statements should be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for filing with the SEC.

Michael R. Andreoli	Dale M. Ash	L. Walter Crim
H. Leon Esneul	William J. Justice	David D. Swift

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER INFORMATION

The SEC requires certain information to be provided under the foregoing caption. As reported above, the Board of Directors has no compensation committee. Each member of the Board of Directors is a member of the board of directors of the Bank, and two directors of the Corporation during fiscal year 2005, Mr. Justice and Mr. Esneul are members of the Compensation Committee of the board of directors of the Bank. The Board of Directors of the Corporation includes Messrs. Jones, Esneul, Justice and Swift, each of whom may be deemed to be an executive officer of the Corporation. None of Messrs. Esneul, Justice and Swift receives compensation from the Corporation for services as an officer of the Corporation, and Mr. Jones does not participate in the Board's deliberations with respect to his compensation.

REPORTS UNDER SECTION 16 OF THE SECURITIES AND EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") requires the Corporation's executive officers and directors, and any persons who own more than 10% of the Class A Stock, to file reports of ownership and changes in ownership with the Security and Exchange Commission ("SEC"). The Corporation believes that all requirements under Section 16(a) of the Exchange Act applicable to directors and executive officers of the Corporation were complied with by such persons during the last fiscal year. In making this disclosure, the Corporation has relied on written representations by or on behalf of its directors and executive officers and copies of reports filed.

EXPENSES OF SOLICITATION

The cost of soliciting proxies in the accompanying form will be borne by the Corporation. In addition to the use of the mails, proxies may be solicited by directors, officers, or other employees of the Corporation or its subsidiaries personally, by telephone, or by telefacsimile. The Corporation does not expect to pay any compensation for the solicitation of proxies, but will reimburse brokers, custodians, or other persons holding stock in their names or in the names of nominees, for their reasonable expenses in sending proxy materials to principals and obtaining their instructions.

STOCKHOLDER PROPOSALS

Stockholders are entitled to submit proposals on matters appropriate for stockholder action consistent with regulations of the SEC. In order to be included in the Corporation's proxy statement and form of proxy relating to its 2007 Annual Meeting pursuant to Rule 14a-8 promulgated by the SEC ("Rule 14a-8"), proposals from stockholders to be presented at the 2007 Annual Meeting must be received by the Secretary of the Corporation no later than December 8, 2006. The date after which notice of a shareholder proposal submitted outside of the processes of Rule 14a-8 will be considered untimely is February 21, 2007. If notice of such a shareholder proposal is received by the Corporation after February 21, 2007, then the Corporation's proxy for the 2007 Annual Meeting may confer discretionary authority to vote on such matter without discussion of such matter in the proxy statement for the 2007 Annual Meeting.

AUDITORS

On May 26, 2004, KPMG LLP, the independent accountants previously engaged by the Corporation, notified the Corporation that it was declining to submit a proposal to provide audit services as the Corporation's independent accountants, in response to a request for such a proposal made by the Corporation to several firms, and that KPMG LLP was terminating its relationship as the Corporation's independent accountants. Accordingly, KPMG LLP declined to stand for reelection as the Corporation's independent accountants. The decision to request such proposals was approved by the Audit Committee of the Board of Directors of the Corporation. KPMG LLP was not engaged to audit the consolidated financial statements of the Corporation and its subsidiaries for the Corporation's last two fiscal years and thus did not issue any reports containing an adverse opinion or a disclaimer of opinion. During the interim period ended May 25, 2004, there were no disagreements between the Corporation and KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

Mauldin & Jenkins, Certified Public Accountants, L.L.C. ("Mauldin & Jenkins"), was selected as the Corporation's auditor on July 2, 2004 and has served as such through the fiscal years ended December 31, 2005. Mauldin & Jenkins has been selected by the Audit Committee to continue to serve in such capacity for the current fiscal year. A representative of Mauldin & Jenkins is expected to be present at the Meeting and will have the opportunity to make a statement if he so desires. The Mauldin & Jenkins representative also is expected to be available to respond to appropriate questions.

Prior to the selection of Mauldin & Jenkins, KPMG LLP or its predecessor, Peat Marwick Main & Co. (collectively, "KPMG"), independent certified public accountants, was the Corporation's auditor, serving as such from September 26, 1984 through the interim period ended May 25, 2004.

Audit Fees. Mauldin & Jenkins has billed the Corporation aggregate fees totaling $54,500 for fiscal year 2004, and $65,500 for fiscal year 2005, for professional services rendered for the audit of the Corporation's annual financial statements and the reviews of the financial statements included in the Corporation's Forms 10-Q and 10-K for 2005 and for services that are normally provided by Mauldin & Jenkins in connection with statutory and regulatory filings. KPMG billed the Corporation aggregate fees totaling $59,069.00 for fiscal year 2004 for professional services rendered for reviews of the financial statements included in the Corporation's Forms 10-Q for 2004 and for services that are normally provided by KPMG in connection with statutory and regulatory filings.

Audit-Related Fees. Mauldin & Jenkins billed the Corporation aggregate fees totaling $7,000 for fiscal year 2005, and aggregate fees totaling $7,000 for fiscal year 2004, for assurance and related services that were reasonably related to the performance of the audit of the employee benefit plan financial statements.

Tax Fees. Crowe Chizek & Company LLC ("Crowe Chizek") billed the Company aggregate fees totaling $25,600 for fiscal year 2005, and aggregate fees totaling $1,600.00 for fiscal year 2004, for professional services rendered for tax compliance, tax advice and tax planning, including preparation of federal and state income tax returns and quarterly estimates.

All Other Fees. Crowe Chizek billed the Company aggregate fees totaling $21,329 for fiscal year 2005, and aggregate fees totaling $33,000 for fiscal year 2004, for services other than those described in the three immediately preceding paragraphs. These fees were in association with Sarbanes-Oxley Act compliance and consulting for the June 30, 2005 Report of Condition (Call Report).

Audit Committee Preapproval Policies. The Audit Committee of the Board of Directors has adopted preapproval policies and procedures with respect to engagements of Mauldin & Jenkins in accordance with the Audit Committee charter.

Independence. The Audit Committee of the Board of Directors has considered whether the provision by Mauldin & Jenkins of the services covered by the fees other than the audit fees is compatible with maintaining Mauldin & Jenkins' independence and believes that it is compatible.

OTHER BUSINESS

Management currently knows of no other business to be brought before the Meeting. If other business is brought properly before the Meeting, the accompanying Proxy will be voted in the discretion of the persons designated in such Proxy, unless the "Authority Withheld" box has been checked.

ANNUAL REPORT ON FORM 10-K

The Corporation will furnish to any shareholder upon written request, without charge, a copy of the Corporation's Annual Report on Form 10-K, including the financial statements and schedules thereto, required to be filed with the SEC. Requests for the above information should be directed to: Stockholder Relations Department, United Bancorporation of Alabama, Inc., P. O. Box 8, Atmore, Alabama 36504.

COMPARATIVE PERFORMANCE GRAPH

The Securities and Exchange Commission ("SEC") requires the Corporation to include in this Proxy Statement a graph which compares the yearly percentage change in cumulative total shareholder return on the Class A Stock with (i) the performance of a broad equity market indicator, and (ii) the performance of a published industry index or peer group. Set forth below is a graph comparing the yearly percentage change in the cumulative total stockholder return on the Class A Stock against the cumulative total return of the S&P 500 Index and the Nasdaq Bank Index for the five-year period from December 31, 2000 to December 31, 2005. The Nasdaq Bank Index is a broad-based capitalization-weighted index of domestic and foreign common stocks of banks that are traded on the Nasdaq National Market System (Nasdaq/NMS) as well as the SmallCap Market. The Class A Stock is not traded on a recognized market, and the price for the Class A Stock on the dates represented in the graph are based on the most recent sales prices reported to the Corporation on or prior to each such date.

	Period Ending					
	12/31/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005
United Bancorporation of Alabama, Inc.	100.00	153.00	166.06	167.37	161.61	191.78
S & P 500	100.00	86.96	66.64	84.27	91.79	94.55
Nasdaq Bank Index	100.00	110.08	115.05	149.48	165.92	158.73



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United Bancorporation of Alabama, Inc.
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APPENDIX A

UNITED BANCORPORATION OF ALABAMA, INC.
AUDIT COMMITTEE CHARTER

I. GENERAL STATEMENT OF PURPOSE

The Audit Committee of the Board of Directors (the "Committee") of United Bancorporation of Alabama, Inc. (the "Company") shall assist the Board of Directors in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditors qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, and (4) compliance by the Company with legal and regulatory requirements.

It is not the role of the Committee to duplicate the work of internal and independent auditors; rather, its role is that of oversight. Management is responsible for preparing the Company's financial statements and related disclosures and the Company's independent auditors are responsible for auditing those financial statements. It is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with GAAP.

The Committee, and each member of the Committee in his or her capacity as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements prepared or presented to them by (i) the audit committee of the Company's subsidiary, United Bank (the "Bank"), (ii) officers and other employees of the Company or the Bank, whom such member believes to be reliable and competent in the matters presented, and (iii) counsel, public accountants or others persons as to matters which the member believes to be within the professional competence of such person.

II. AUDIT COMMITTEE COMPOSITION

The Committee shall consist of the independent members of the Board of Directors of the Company. In order to be considered independent, a member of the Committee may not, other than in his or her capacity as a member of the Committee, the Board of Directors, or any other Board committee (i) accept any consulting, advisory, or other compensatory fee from the Company; (ii) be an officer or employee of the Company or the Bank; or (iii) own five percent or more of the voting securities of the Company or the Bank. The Board of Directors shall designate one member of the Committee to be the Chairman of the Committee. All members of the Committee shall have sufficient financial experience and ability to enable them to discharge their responsibilities.

III. MEETINGS

The Committee shall meet as often as it determines, but not less frequently than quarterly. Minutes of each meeting will be compiled by the Company's Corporate Secretary who shall act as Secretary to the Committee, or in the absence of the Corporate Secretary, by an Assistant Corporate Secretary of the Company or any other person designated by the Committee.

IV. AUTHORITY AND RESPONSIBILITIES

The Committee shall generally be responsible for the following:

A. Retention of Independent Auditor. The Committee shall be directly responsible for the appointment, compensation, oversight, evaluation and termination of any independent auditor employed by the Company (including resolving disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report and related work. The Committee shall affirm an understanding with the independent auditor that they must report directly to the Committee.

B. Preapproval of Services. All auditing services (which may entail providing comfort letters in connection with securities underwritings) and all non-audit services provided to the Company by the Company's auditors which are not prohibited by law shall be preapproved by the Committee pursuant to such processes as are determined to be advisable. Preapproved shall include blanket preapproval of non-prohibited services for limited dollar amounts which the Committee, in its business judgment, does not believe possess the potential for abuse or conflict.

The preapproval requirement set forth above, shall not be applicable with respect to the provision of non-audit services, if:

(i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5 percent of the total amount of revenues paid by the Company to its auditor during the fiscal year in which the non-audit services are provided;

(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more designated members of the Committee the authority to grant required preapprovals. The decisions of any member to whom authority is delegated under this paragraph to preapprove an activity under this subsection shall be presented to the full Committee at its next scheduled meetings.

C. Procedures for Complaints. The Committee shall establish procedures to facilitate:

(i) the receipt, retention, and treatment of complaints received by the Company from third parties regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D. Financial Statement and Disclosure Matters. The Committee, to the extent it deems necessary or appropriate, shall:

- Review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis of financial condition and results of operations, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

- Review and discuss with management and the independent auditor the Company's quarterly financial statements, including the disclosures made in management's discussion and analysis of financial condition and results of operations prior to the filing of the Company's Form 10-Q, including the results of the independent auditors' reviews of the quarterly financial statements.

- Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including (i) any significant changes in the Company's selection or application of accounting principles, (ii) any major issues as to the adequacy of the Company's internal controls, (iii) the development, selection and disclosure of critical accounting estimates, (iv) analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company's financial statements, (v) analyses and disclosure of financial trends, and (vi) presentation of the financial statements and notes thereto.

- Discuss with management the Company's earnings press releases, including the use of "pro forma", "adjusted" or other non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies.

- Discuss with management and the independent auditor the effect of accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

- Discuss with management and the internal auditors the effect of regulatory initiatives on the Company's financial statements.

- Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

- Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit including (i) the adoption of, or changes to, the Company's significant auditing and accounting principles and practices, (ii) the management letter provided by the independent auditor and the Company's response to that letter, and (iii) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

E. Oversight of the Company's Relationship with the Independent Auditor.

- Review the experience and qualifications of the senior members of the independent auditor team.

- Obtain and review a written report from the independent auditor at least annually regarding (i) the auditor's internal quality-control procedures, (ii) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years concerning one or more independent audits carried out by the firm, (iii) any steps taken to deal with any such issues, and (iv) all relationships, both direct and indirect, between the independent auditor and the Company. Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and the internal auditor. The Committee shall present its conclusions to the Board and, if so determined by the Committee, recommend that the Board take additional action to satisfy itself of the qualifications, performance and independence of the auditor.

- Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner or even the independent auditing firm itself on a regular basis.

- Recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who were engaged on the Company's account.

- Discuss with the independent auditor issues on which the independent auditor communicated with its national office regarding auditing or accounting issues.

- Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

F. Oversight of the Company's Internal Audit Function.

- Review the appointment and replacement of the senior internal auditing executive.

- Review the significant reports to management prepared by the internal auditing department and management's responses.

- Discuss with the independent auditor the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

G. Compliance Oversight.

- Obtain from the independent auditor such assurance as it deems adequate that such auditor has fulfilled its responsibilities under Section 10A of the Securities Exchange Act of 1934.

- Obtain reports from management and the Company's senior internal auditing executive relating to the Company's conformity with applicable legal and regulatory requirements. Review reports and disclosures of insider and affiliated party transactions.

- Review with management and the Company's internal auditors compliance with laws and regulations. Advise the Board with respect to the Company's compliance with applicable laws and regulations.

- Review with the Company's counsel pending material litigation and compliance matters.

- The Committee will address and take any action, as it deems necessary or appropriate, with respect to any issues relating to inquiries or investigations regarding the quality of financial reports filed by the Company with the SEC or otherwise distributed to the public.

H. Miscellaneous Powers and Responsibilities.

- The Committee shall have the power to investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

- The Committee shall have the responsibility to submit the minutes of all meetings of the Committee to the Board of Directors.

- The Committee shall have the responsibility of reviewing and assessing the adequacy of this Charter at least annually.

- The Committee shall be responsible for the oversight of the Company's Code of Ethics; however, the Committee is not responsible for assuring compliance with the Company's Code of Ethics.

- The Committee shall have the responsibility to prepare the report required to be included in the Company's annual proxy statement by the rules of the Securities and Exchange Commission.

- The Committee shall have the power to access the Company's counsel without the approval of management, as it determines necessary to carry out its duties.

- The Committee shall also have the authority without the consent of management or the Board, at the Company's expense, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee in connection with fulfilling its obligations hereunder.

- The Committee shall have the responsibility of discussing with management and the independent auditor any significant or material correspondence with regulators or governmental agencies, including all examination reports received from the various supervisory authorities, and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies and review management's replies to such correspondence, complaints, or reports.

- The Committee shall have the responsibility to discuss with the Company's counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

INTRODUCTION

Letter from the President

In 2005, United Bank entered our second century of service to customers. If last year was any indication, the next century will prove even better. Despite Ivan's unexpected blows to our day-to-day operations, United Bank experienced asset growth topping 18% last year.

Our chief obstacle was our ongoing recovery from damage suffered during the 2004 hurricane season. Our Monroeville office required complete renovation. As a result, improved drive-through lanes and an Internet café were both added for greater customer convenience.

Our home office in Atmore suffered extensive storm damage in 2004. Ultimately, we renovated the entire building, one floor at a time. Temporary office facilities were arranged at both our main office and at our nearby Mortgage Services building. Despite all the hardships and inconvenience of reconstruction, our magnificent staff persevered. Now, we enjoy far better utilization of space in new, modernized work areas.

The renovation to our main building also allowed us to create better banking opportunities for customers. To achieve this, we accelerated the opening of a more functional satellite branch in Atmore in October. Modeled to evoke Atmore's railroad heritage, this new office helped our customers enjoy the same level of convenience, despite the nuisances of ongoing construction.

The Monroeville and Atmore renovations required us to maintain very high productivity in Baldwin County - a challenge met by our management and support staff. However, our growing business dictates a larger footprint in Baldwin County. With this in mind, construction of a new facility featuring a drive-through and ATM will be completed in Magnolia Springs in 2006. This addition means greater accessibility for our customers.

Renovations and our continued productivity were not United Bank's only goals for 2005. Our expansion into Florida proved equally important. The opening of our Milton office and subsequent addition of new customers there has contributed greatly to our goals. The conversion of our Loan Production Office in Jay to a full service banking facility has also proven profitable - so much, in fact, that our Jay office earned our Branch of the Year Award for 2005. To capitalize on our success, new office buildings are projected for both markets in 2006.

Of course, we had other obstacles in 2005. Bank mergers and the increasing presence of Credit Unions add to our everyday challenges. However, despite these challenges, United Bancorporation continued to outstrip expectations in 2005 with assets of $369 million and a Net Income of $2.89 million, an increase of 18.3% over 2004. Many among us should take credit for our success, including a supportive Board of Directors, an alert and responsive management team, and our committed staff. Above all, the patience of our customers during renovations is recognized and appreciated.

All experiences should be learning experiences, and 2005 should be no exception. Over the life of United Bank, we have achieved a level of experience few financial institutions can match. Because of our remarkable tenure and longevity, we believe we have written the textbook on customer service-hence the theme of the 2005 Annual Report. It is a "syllabus" of the required actions that have led up to this point and a "course outline" of what we anticipate in the days to come.

United Bank is leading the way in "Banking 101."

Robert R. Jones, III
President & CEO

United Bank
Your Hometown Advantage®

One Hundred Years of Banking Success

A History of Banking. A History of Leadership. The Banking Industry has evolved to adapt to the changing ways of the world. While many critics may believe that the advent of Internet Banking and ATMs signifies the end of traditional, personal service, we at United Bank are blending the two quite successfully.

How? It begins with employee education. On his or her very first day, each new United Bank employee learns the importance of customer service in day-to-day operations. Further, United Bank recognizes that we live in a changing world. That's why, as our region continues to flourish, we continuously develop new financial products that help our customers live and work. From drive-through tellers to ATMs, from telephone banking to Internet banking to electronic bill paying, customer service and convenience is what drives our innovation day after day, year after year.

As we see things however, the click of a mouse or a cash withdrawal from an ATM is no substitute for a welcoming smile from our tellers, the sound of an actual person's voice on the phone, or our helpful customer service representatives. Of course, at United Bank we are proud to offer such automated services to help customers in their busy lives. Yet, at the same time, we also pride ourselves on being "Your Hometown Advantage." In other words, you don't reach our age without learning a thing or two.

Banking 101. Textbook Service. With United Bank's "Banking 101" approach to caring for the customer, every transaction begins with convenience: From branch and ATM locations to product variety, helpful staff and so much more. These elements of our success weren't just learned overnight, but through knowledge and experience gained over a century of service. As a result, your satisfaction as a customer remains our time-honored priority – as well as our distinct specialty.



For over 100 years, we've learned an important lesson: That no technology can ever replace friendly, helpful peop

Within the last few years, banks have been granted the ability to expand their services beyond traditional loan, savings, and deposit products to include a wider universe of products such as investment and insurance offerings. These additions were easily adapted to United Bank's flexible range of service capabilities. In addition to United Bank's previously established AgriFinance Services and Mortgage Services departments, we developed a Financial Services Department to house United Insurances Corporation, Inc. - a subsidiary of United Bank - to assist customers with their life insurance needs. In addition, this new department also provides investment brokerage opportunities for customers. With this total approach to financial services, through United Bank customers now enjoy a quantum leap in convenience.

Convenience. More than words to us.
Location is not just a matter of real estate. It is also a matter of service to our customers. Over the years, positioning ourselves for the greatest customer convenience has been one of United Bank's greatest assets. Our 14 offices cover a broad geographic area, including Monroe, Escambia, and Baldwin Counties in Alabama and Santa Rosa County in Florida. We provide further customer convenience with 10 on-site ATMs, as well as four satellite ATMs in local businesses and hospitals. What's more, United Bank remains on top of the banking revolution with our Internet Banking services, helping customers monitor balances, transfer funds, and pay bills electronically from anywhere in the world.



Our new Atmore office. Designed to show our link with Atmore's past —as well as the region's very bright future.

One bank meeting every conceivable need.
While being accessible is important for United Bank customers, it is equally vital that we offer products and services that are equally helpful in assisting customers succeed in life. Our ongoing study of customer needs has allowed United Bank to assemble a line of banking, insurance, and investment products to meet every possible customer requirement. Freedom checking, competitive certificates of deposits, and flexible loan products are just a few of the many personal banking products we offer customers.

Our array of business banking products is just as impressive. While an assortment of business checking accounts is the foundation of a quality business banking relationship, United Bank's partnership with the U.S. Small Business Administration can prove invaluable in helping businesses borrow through federal guaranties. In fact, United Bank was recognized as one of the most productive SBA Lending Institutions in the Gulf Coast Region in 2005 - a capability heavily sought by borrowers needing funds for hurricane damage repairs these past few years. In addition, United Bank also offers other valuable products, such as a commercial accounts receivable plan to help businesses streamline cash flow. As a result of our ongoing effort to upgrade product lines, both our personal and business banking customers can rely on United Bank to supply all of their financial needs in a friendly and courteous way.

Help us write a new chapter in the region's growth.
United Bank's customer service applications extend into our communities as well. Our motto is "Your Hometown Advantage." In keeping with our brand, we believe strongly in community investment. We do this in a host of ways, from sponsoring local school events to supporting local civic clubs. United Bank also works hard to keep the community informed. Our quarterly newsletter, *Dollars and Sense*, is a valued bulletin to the community, helping customers understand how new trends and products can affect how they live and work.

Customer service. Convenience. Community involvement. Each in turn have contributed to our long and successful tenure in the banking industry And as our second century gets underway, at United Bank, we continue to perfect these elements of service, all to ensure we have a long and happy history together.

United Bancorporation of Alabama, Inc.

Directors & Officers

Michael Andreoli
Partner, Robertson, Andreoli and Covington

Dale Ash
Controller, Pepsi-Cola Bottling Company of Alabama and South Alabama Vending

L. Walter Crim
Owner, Central Farm Supply

H. Leon Esneul
Pecan Grower and managing Partner of the Doris Company, Limited Partnership

Robert R. Jones, III
President and Chief Executive Officer, United Bank

William J. Justice, PD
President, Greenlawn Pharmacy

David D. Swift
President, Swift Supply Company, Inc.
Vice President, Swift Lumber Company, Inc.
Partner, Palustrus Products

H. Leon Esneul
Chairman

William J. Justice, PD
Vice Chairman

Robert R. Jones, III
President and Chief Executive Officer

David D. Swift
Secretary

Tina Brooks
Assistant Secretary

COMPOSITION

United Bank

Directors & Officers

Michael Andreoli
Dale M. Ash
David A. Bagwell
L. Walter Crim
Leslie H. Cunningham
H. Leon Esneul
Robert R. Jones, III
William J. Justice, PD
J. Carl Mixon
Bob W. Sawyer
David D. Swift
J.W. Trawick
Eddie L. Tullis

Directors Emeritus

Claude S. Swift
John E. Conn, Jr.
John B. Swift, Jr.
Willie Saucer
James Witherington

Robert R. Jones
President, CEO

Jamie Lipham
Executive Vice President

Russ Banks
SVP, Commercial Loans

Bruce Trammell
VP, Special Assets

Dale Johnson
Controller

Tina Brooks
Corporate Secretary

Marsha Bell
Compliance Officer

Al Smith
VP, Information Systems

John Brantley
VP, Human Resources

Susan Currie
VP, Loan Operations

Sherry Schaeffer
VP, Auditor

Cathy Lowrey
VP, Deposit Operations

Donna Scott
VP, Credit Administrator

Gwen Braden
VP, Administration

Nancy Helton
AVP, E-Banking Officer

Max Osborn
President, United Insurance Services

David Bush
Financial Services Officer

Russell Barnes
VP, Administration

United Bank is a subsidiary of United Bancorporation of Alabama, Inc.

Branch Offices

Baldwin County

Bay Minette
251.580.2720 (ATM and Drive Thru)
404 Courthouse Square
Bay Minette, Alabama 36507

George Price / AVP & BRANCH MANAGER

251.937.0052 (ATM and Drive Thru)
615 McMeans Avenue
Bay Minette, Alabama 36507

Foley
251.943.2020 (ATM and Drive Thru)
516 South McKenzie Street
Foley, Alabama 36535

Frank Meigs / S. BALDWIN CO. PRESIDENT
Barbara Ward / VP & BRANCH MANAGER
Linda Buck / RETAIL BANKING OFFICER

Lillian
251.962.2010 (ATM and Drive Thru)
34354 U.S. Highway 98
Lillian, Alabama 36549

Magnolia Springs
251.965.4040 (ATM and Drive Thru)
12512 County Road 49
Foley, Alabama 36535

Kellie Ridgeway / AVP & BRANCH MANAGER
Belinda Hullett / AVP - MORTGAGE SERVICES

Silverhill
251.945.1902 (ATM and Drive Thru)
21950 Broad Street
Silverhill, Alabama 36576

Judy Green / VP & BRANCH MANAGER
Blane Petroutson / VP - COMMERCIAL LOANS

Spanish Fort - Coming Soon

Summerdale
251.989.9070 (Drive Thru)
1015 Southwest First Street
Summerdale, AL 36580

Elaine Haynie / AVP & BRANCH MANAGER
Jay Weber / BUSINESS DEVELOPMENT OFFICER

Escambia County

Atmore
251.446.6100 (ATM and Drive Thru)
200 East Nashville Avenue
Atmore, Alabama 36502

P.D. Pollard / ESCAMBIA & N. BALDWIN CO. PRES.
Carolyn G. Crane / VP & BRANCH MANAGER
Nancy Johnson / AVP - LOAN OFFICER
Jane Woods / AVP & ASST BRANCH MANAGER

Flomaton
251.296.3493 (ATM and Drive Thru)
705 Sidney E. Manning Blvd.
Flomaton, Alabama 36440

B.J. Maher / AVP & BRANCH MANAGER

SouthSide Station
251.446.6131 (ATM and Drive Thru)
164 Lindberg Avenue
Atmore, Alabama 36502

Agrifinance Services
251.446.6017
101 South Pensacola Avenue
Atmore, Alabama 36502

Alton McRee / SVP - AGRIFINANCE SERVICES
Will Cabaniss / AVP - LOAN OFFICER

Mortgage Services
251.446.6126
137 North Street
Atmore, Alabama 36502

Alex McDowell / VP - MORTGAGE SERVICES
Annette Martin / AVP - MORTGAGE SERVICES

Monroe County

Frisco City
251.743.3161
4285 Bowden Street
Frisco City, Alabama 36445

Dorothy Baker / VP - LOAN OFFICER
Shirley Maughon / AVP - RETAIL OPERATIONS

Monroeville
251.267.3161
1588 South Alabama Avenue
Monroeville, Alabama 36460

Jonathan Dick / MONROE COUNTY PRESIDENT
Phyllis Bell / AVP & BRANCH MANAGER

Santa Rosa County

Jay, Florida
850.675.6000
207 Spring Street
Jay, Florida 32565

Mike Digmon / AVP - BRANCH MANAGER

Milton, Florida
850.981.3352
5941 Berryhill Road
Milton, Florida 32570

Mike Rogers / FLORIDA PRESIDENT
Kim Cato / AVP - BUSINESS DEVELOPMENT

ECONOMICS

Products & Services

PERSONAL CHECKING
- Freedom Checking
- NOW Accounts
- United Money Fund Accounts

BUSINESS CHECKING
- Regular Business Checking
- Business Check-For-Less
- Small Business Checking

SAVINGS
- Statement Savings
- Christmas Club Accounts
- Certificates of Deposit
- C.D.A.R.S.
  (Certificate of Deposit Account Registry Service)
- Trade-A-Rate Certificates of Deposit
- Individual Retirement Accounts

FINANCIAL SERVICES
- Employee Benefit Retirement Plan Services
  Qualified Retirement Plans
  Non-Qualified Deferred Compensation Plans

- Full Service & Discount Brokerage and Insurance
  (available through UVEST Investment Services, Inc.)

SECURITIES PROVIDED BY UVEST: NOT FDIC INSURED, NO FINANCIAL INSTITUTION GUARANTEE, MAY LOSE VALUE

Mutual Funds
Stocks and Bonds
Money markets
Tax-Favored Investments
Annuities
Life Insurance
Financial Planning
Retirement Planning
Portfolio Management
Asset Allocation
And More!

LOANS
- Personal Loans
- Vehicle Loans
- Commercial Loans
- Agriculture Loans
- Small Business Administration (SBA)
  Loan Guarantees
- Advantage Home Equity Credit Line
- Mortgage Loans
  Conventional
  15-Year to 30-Year
- Home Construction Loans
- Credit Cards
  Platinum Visa
  Business Visa
- Merchant Card Program
- Commercial Accounts Receivable Program

MISCELLANEOUS
- Advantage 24 ATM (12 Locations)
- Advantage 24 Bankline - 800.861.8752
- Debit Card
- *Dollars & Sense* Newsletter
- Internet Banking
  www.ubankal.com
  www.ubankfl.com
- Online Bill Pay Service
- Overdraft Protection
- Visa Payment Card

TRIBUTE

A Heartfelt Thanks



Mr. H. Leon Esneul

The management and staff of United Bank would like to honor the input, leadership, and commitment displayed by Mr. Esneul to the bank for more than a decade. Mr. Esneul will be stepping down as Chairman of United Bancorporation's Board in 2006.

Known for his accomplishments in the Pecan Growing industry and his tenure as a managing partner of The Doris Company, Mr. Esneul's service to various bank committees and projects was equally as productive. Since being elected to United Bank's Board of Directors in 1991, we have all benefitted from his involvement.

Everyone at United Bank wishes Mr. Esneul the best!

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 14 2006
WASH. D.C. 209

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File No. 2-78572

UNITED BANCORPORATION OF ALABAMA, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction organization)

63-0833573
(I.R.S.Employer Identification of incorporation or No.)

P.O. Drawer 8, Atmore, Alabama 36504
(Address of principal executive offices)

Registrant's telephone number, including area code: (251) 446-6000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, Par Value $.01 Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No __X___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ______ No __X____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes x No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ______ Accelerated filer ____ Non-accelerated filer X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

Aggregate market value of voting and nonvoting common equity held by non affiliates as of March 10, 2006 was $38,912,370 computed by reference to the price reported to the registrant at which the common equity was last sold on or prior to that date and using beneficial ownership of stock rules adopted pursuant to Section 13 of the Securities Exchange Act of 1934 to exclude voting stock owned by directors and executive officers, some of whom might not be held to be affiliates upon judicial determination.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common Stock	Par Value	Outstanding at March 27, 2006	
Class A	$.01	2,226,440	Shares*
Class B	$.01	0	Shares

*Excludes 140,431 shares held as treasury stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's Proxy Statement relating to the 2006 Annual Meeting of Stockholders is incorporated by reference in Part III of this report.

PART I

ITEM 1. BUSINESS

United Bancorporation of Alabama, Inc. (the "Corporation" or the "Company") is a one-bank financial holding company, with headquarters in Atmore, Alabama. The Corporation was incorporated under the laws of Delaware on March 8, 1982 for the purpose of acquiring all of the issued and outstanding capital stock of The Bank of Atmore, Atmore, Alabama ("Atmore") and Peoples Bank, Frisco City, Alabama ("Peoples"). Atmore was merged into United Bank of Atmore, a wholly-owned subsidiary of the Corporation, and Peoples was merged into United Bank of Frisco City ("Frisco City"), also a wholly-owned subsidiary of the Corporation, later in 1982. Effective March 30, 1984, Frisco City merged into United Bank of Atmore, which had previously changed its name to simply "United Bank."

The Corporation and its subsidiary, United Bank (herein "United Bank" or the "Bank"), operate primarily in one business segment, commercial banking. United Bank contributes substantially all of the total operating revenues and consolidated assets of the Corporation. The Bank serves its customers from fourteen full service banking offices located in Atmore, Frisco City, Monroeville, Flomaton, Foley, Lillian, Bay Minette (2 offices), Silverhill, Magnolia Springs, and Summerdale, Alabama, a drive up facility in Atmore, and offices in Jay and Milton, Florida.

United Bank offers a broad range of banking services. Services to business customers include providing checking and time deposit accounts and various types of lending services. Services provided to individual customers include checking accounts, NOW accounts, money market deposit accounts, statement savings accounts, repurchase agreements and various other time deposit savings programs and loans, including business, personal, automobile, home and home improvement loans. United Bank offers securities brokerage services, Visa multi-purpose, and nationally recognized credit card service. The Bank also offers internet banking, bill pay and access to online brokerage services at its web site, www.ubankal.com. The Bank also owns an insurance agency, United Insurance Services, Inc., which opened and began business in 2001.

Competition - The commercial banking business is highly competitive and United Bank competes actively with state and national banks, savings and loan associations, insurance companies, brokerage houses, and credit unions in its market areas for deposits and loans. In addition, United Bank competes with other financial institutions, including personal loan companies, leasing companies, finance companies and certain governmental agencies, all of which engage in marketing various types of loans and other services. The regulatory environment affects competition in the bank business as well.

Employees - The Corporation and its subsidiary had approximately 156 full-time equivalent employees at December 31, 2005. All of the employees are engaged in the operations of United Bank, its subsidiary, or the Corporation. The Corporation considers its employee relations good, and has not experienced and does not anticipate any work stoppage attributable to labor disputes.

Supervision, Regulation and Government Policy - Bank holding companies, banks and many of their nonbank affiliates are extensively regulated under both federal and state law. The following brief summary of certain statutes, rules and regulations affecting the Corporation and the Bank is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below, and is not intended to be an exhaustive description of the statutes or regulations applicable to the Corporation's business. Any change in applicable law or regulations could have a material effect on the business of the Corporation and its subsidiary. Supervision, regulation and examination of banks by bank regulatory agencies are intended primarily for the protection of depositors rather than holders of Corporation common stock.

The Corporation is registered as a bank holding company with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As such, the Corporation is subject to the supervision, examination, and reporting requirements in the BHC Act and the regulations of the Federal Reserve. The Corporation is a "Financial Holding Company" (FHC). See discussion of the Gramm-Leach-Bliley Financial Services Modernization Act below.

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire substantially all of the assets of any bank or control of any voting shares of any bank, if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. The BHC Act requires the Federal Reserve to consider, among other things, anticompetitive effects, financial and managerial resources and community needs in reviewing such a transaction. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, enacted in September 1994, bank holding companies were permitted to acquire banks located in any state without regard to whether the transaction is prohibited under any state law (except that states may establish a minimum age of not more than five years for local banks subject to interstate acquisitions by out-of-state bank holding companies), and interstate branching was permitted beginning June 1, 1997 in certain circumstances.

With the prior approval of the Superintendent of the Alabama State Department of Banking ("Superintendent") and their primary federal regulators, state banks are entitled to expand by branching.

The Corporation is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Corporation. Such transactions, including extensions of credit, sales of securities or assets and provision of services, also must be on terms and conditions consistent with safe and sound banking practices, including credit standards, that are substantially the same or at least as favorable to the Bank as prevailing at the time for transactions with unaffiliated companies. Also, as a subsidiary of a bank holding company, the Bank is generally prohibited from conditioning the extension of credit or other services, or conditioning the lease or sale of property, on the customer's agreement to obtain or furnish some additional credit, property or service from or to such subsidiary or an affiliate.

The Bank is a state bank, subject to state banking laws and regulation, supervision and regular examination by the Alabama State Department of Banking (the "Department"), and as a member of the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation (the "FDIC"), is also subject to FDIC regulation and examination. The Bank is not a member of the Federal Reserve System. Areas subject to federal and state regulation include dividend payments, reserves, investments, loans, interest rates, mergers and acquisitions, issuance of securities, borrowings, establishment of branches and other aspects of operation, including compliance with truth-in-lending and usury laws, and regulators have the right to prevent the development or continuance of unsafe or unsound banking practices regardless of whether the practice is specifically proscribed or otherwise violates law.

Dividends from United Bank constitute the major source of funds for the Corporation. United Bank is subject to state law restrictions on its ability to pay dividends, primarily that the prior written approval of the Superintendent is required if the total of all dividends declared in any calendar year exceeds the total of United Bank's net earnings of that year combined with its retained net earnings of the preceding two years, less any required transfers to surplus. United Bank is subject to restrictions under Alabama law which also prohibits any dividends from being made from surplus without the Superintendent's prior written approval and the general restriction that dividends in excess of 90% of United Bank's net earnings (as defined by statute), may not be declared or paid unless United Bank's surplus is at least equal to 20% of its capital. United Bank's surplus is significantly in excess of 20% of its capital. Federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payment is deemed to constitute an unsafe and unsound practice. Federal law provides that no dividends may be paid which would render the Bank undercapitalized. United Bank's ability to make funds available to the Corporation also is subject to restrictions imposed by federal law on the ability of a bank to extend credit to its parent company, to purchase the assets thereof, to issue a guarantee, acceptance or letter of credit on behalf thereof or to invest in the stock or securities thereof or to take such stock or securities as collateral for loans to any borrower.

The Bank is also subject to the requirements of the Community Reinvestment Act of 1977 ("CRA"). The CRA and the regulations implementing the CRA are intended to encourage regulated financial institutions to help meet the credit needs of their local community, including low and moderate-income neighborhoods, consistent with the safe and sound operation of financial institutions. The regulatory agency's assessment of the Bank's CRA record is made available to the public.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") recapitalized the BIF and included numerous revised statutory provisions. FDICIA established five capital tiers for insured depository institutions: "well capitalized", "adequately capitalized","undercapitalized", "significantly undercapitalized", and "critically undercapitalized", as defined by regulations adopted by the Federal Reserve, the FDIC and other federal depository institution regulatory agencies. At December 31, 2005, the Bank was "well capitalized" and was not subject to restrictions imposed for failure to satisfy applicable capital requirements. BIF premiums for each member financial institution depend upon the risk assessment classification assigned to the institution by the FDIC.

Banking is a business that primarily depends on interest rate differentials. In general, the difference between the interest rate paid by a bank on its deposits and other borrowings and the interest rate received by the bank on its loans and securities holdings constitutes the major portion of the bank's earnings. As a result, the earnings and business of the Corporation are and will be affected by economic conditions generally, both domestic and foreign, and also by the policies of various regulatory authorities having jurisdiction over the Corporation and the Bank, especially the Federal Reserve. The Federal Reserve, among other functions, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans and other extensions of credit and deposits and the interest rates paid on liabilities and received on assets.

The enactment of the Gramm-Leach-Bliley Financial Services Modernization Act (the "GLB Act") on November 12, 1999 represented an important development in the powers of banks and their competitors in the financial services industry by removing many of the barriers between commercial banking, investment banking, securities brokerages and insurance. Inter-affiliation of many of these formerly separated businesses is now common. The GLB Act includes significant provisions regarding the privacy of financial information. These financial privacy provisions generally require a financial institution to adopt a privacy policy regarding its practices for sharing nonpublic personal information and to disclose such policy to their customers, both at the time the customer relationship is established and at least annually during the relationship. These provisions also prohibit the Company from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to opt out of the disclosure. The GLB Act gives the Federal Reserve broad authority to regulate FHCs, but provides for functional regulation of subsidiary activities by the Securities Exchange Commission, Federal Trade Commission, state insurance and securities authorities and similar regulatory agencies.

On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"). Among its provisions, the USA Patriot Act requires each financial institution: (i) to establish an anti-money laundering program, (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, the USA Patriot Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. The USA Patriot Act has not had a significant impact on the financial condition or results of operations of the Corporation.

In July 2002 the Sarbanes-Oxley Act of 2002 (the "SOA") was enacted. The SOA established many new operational and disclosure requirements, with the stated goals of, among other things, increasing corporate responsibility and protecting investors by improving corporate disclosures. The SOA applies generally to companies that file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). As an Exchange Act reporting company, the Corporation is subject to some SOA provisions. Other SOA requirements apply only to companies which, unlike the Corporation, have stock traded on a national stock exchange or the NASDAQ.

Selected Statistical Information - The following tables set forth certain selected statistical information concerning the business and operations of the Corporation and its wholly-owned subsidiary, United Bank, as of December 31, 2005, 2004 and 2003. Averages referred to in the following statistical information are generally average daily balances.

AVERAGE CONSOLIDATED BALANCE SHEETS
December 31,
2005, 2004 and 2003

(Dollars In Thousands)

Assets	2005	2004	2003
Cash and due from banks	13,986	7,231	8,054
Interest - bearing deposits with other financial instututions	6,847	8,147	8,055
Federal funds sold and repurchase agreements	9,784	3,176	3,612
Taxable securities available for sale	42,604	32,878	27,766
Tax-exempt securities available for sale	26,117	23,966	20,695
Loans, net	213,311	184,634	163,897
Premises and equipment, net	8,179	7,962	7,330
Interest receivable and other assets	9,484	11,118	6,960
Total Assets	330,312	279,112	246,369
Liabilities and Stockholders' Equity			
Demand deposits-noninterest-bearing	63,211	48,950	40,662
Demand deposits-interest bearing	49,350	41,479	31,239
Savings deposits	25,012	21,034	17,672
Time deposits	122,387	109,333	101,986
Other borrowed funds	13,500	13,790	15,094
Repurchase agreements	27,580	17,148	13,815
Accrued expenses and other liabilities	2,789	1,697	1,510
Total liabilities	303,829	253,431	221,978
Stockholders' Equity			
Common stock	24	24	24
Additional Paid in Capital	5,423	5,506	5,243
Retained earnings	21,942	20,474	19,241
Accumulated other comprehensive income net of deferred taxes	(71)	533	725
Less: shares held in treasury, at cost	(835)	(856)	(842)
Total stockholders' equity	26,483	25,681	24,391
Total liabilities and stockholders' equity	330,312	279,112	246,369

Analysis of Net Interest Earnings: The following table sets forth interest earned and the average yield on the major categories of the Corporation's interest-earning assets and interest-bearing liabilities.

	(Dollars in Thousands)		
	Average Balance	Interest Income Expense	Average Rates Earned Paid
2005			
Loans, net (1)	213,311	15,786	7.40%
Taxable securities available for sale	42,604	1,822	4.28%
Tax exempt sec available for sale (2)	26,117	1,575	6.03%
Federal funds sold and repurchase agreements	9,784	243	2.48%
Interest-bearing deposits with other financial institutions	6,847	204	2.98%
Total interest-earning assets	298,663	19,630	6.57%
Saving deposits and demand deposits interest-bearing	74,362	893	1.20%
Time deposits	122,387	3,290	2.69%
Repurchase agreements	27,580	642	2.33%
Other borrowed funds	13,500	678	5.02%
Total interest-bearing liabilities	237,829	5,503	2.31%
Net interest income/net yield on interest earning assets		14,127	4.73%

	Average Balance	Interest Income Expense	Average Rates Earned Paid
2004			
Loans, net (1)	184,634	11,980	6.49%
Taxable securities available for sale	32,878	1,223	3.72%
Tax exempt sec available for sale (2)	23,966	1,500	6.26%
Federal funds sold and repurchase agreements	3,176	53	1.67%
Interest-bearing deposits with other financial institutions	8,147	107	1.31%
Total interest-earning assets	252,801	14,863	5.88%
Saving deposits and demand deposits interest-bearing	62,513	578	0.92%
Time deposits	109,333	2,306	2.11%
Repurchase agreements	17,148	79	0.46%
Other borrowed funds	13,790	576	4.18%
Total interest-bearing liabilities	202,784	3,539	1.75%
Net interest income/net yield on interest earning assets		11,324	4.48%

	Average Balance	Expense	Earned Paid
2003			
Loans, net (1)	163,897	11,277	6.88%
Taxable securities available for sale	27,766	1,003	3.61%
Tax exempt sec available for sale (2)	20,695	1,423	6.88%
Federal funds sold and repurchase agreements	3,612	36	1.00%
Interest-bearing deposits with other financial institutions	8,055	87	1.08%
Total interest-earning assets	224,025	13,826	6.17%
Saving deposits and demand deposits interest-bearing	48,911	516	1.05%
Time deposits	101,986	2,538	2.49%
Repurchase agreements	13,815	25	0.18%
Other borrowed funds	15,094	571	3.78%
Total interest-bearing liabilities	179,806	3,650	2.03%
Net interest income/net yield on interest earning assets		10,176	4.54%

(1) Loans on nonaccrual status have been included in the computation of average balances.

(2) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent basis using an income tax rate of 34% for 2005, 2004 and 2003.

Analysis of Changes in Interest Income and Interest Expense: The following is an analysis of the dollar amounts of changes in interest income and interest expense due to changes in rates and volume for the periods indicated.

Average Balances			(Dollars in Thousands) Interest Income Expense			Variance As to	
2005	2004		2005	2004	Variance	Rate	Volume
$213,311	184,634	Loans (Net)	15,786	11,980	3,806	1,847	1,959
42,604	32,878	Taxable Securities AFS(1)	1,822	1,223	599	207	392
26,117	23,966	Tax Exempt Securities AFS (2)	1,575	1,500	75	(28)	103
9,784	3,176	Fed Funds Sold	243	53	190	150	40
6,847	8,147	Interest Bearing Deposits	204	107	97	92	5
298,663	252,801	Total Interest Earning Assets	19,960	14,863	4,767	2,268	2,499
		Savings and Interest Bearing					
74,362	62,513	Demand Deposits	893	578	315	252	63
122,387	109,333	Other Time Deposits	3,290	2,306	984	731	255
27,580	17,148	Repurchase Agreements	642	79	563	350	213
13,500	13,790	Other Borrowed Funds	678	576	102	62	40
237,329	202,784	Total Int Bearing Liabilities	5,503	3,539	1,964	1,395	571

The variance of interest due to both rate and volume has been allocated proportionately to the rate and the volume components based on the relationship of the absolute dollar amounts of the change in each.

(1) Available for Sale (AFS)
(2) Yields on tax-exempt obligations have been computed on a full federal tax equivalent basis using an income tax rate of 34% for 2005 and 2004.

Analysis of Changes in Interest Income and Interest Expense: The following is an analysis of the dollar amounts of changes in interest income and interest expense due to changes in rates and volume for the periods indicated.

(Dollars in Thousands)

Average Balances			Interest Income Expense			Variance As to	
2004	2003		2004	2003	Variance	Rate	Volume
$184,634	163,897	Loans (Net)	11,980	11,277	703	(571)	1,274
32,878	27,766	Taxable Securities AFS(1)	1,223	1,003	220	31	189
23,966	20,695	Tax Exempt Securities AFS (2)	1,500	1,423	77	(102)	179
3,176	3,612	Fed Funds Sold	53	36	17	21	(4)
8,147	8,055	Interest Bearing Deposits	107	87	20	19	1
252,801	224,025	Total Interest Earning Assets	14,863	13,826	1037	(602)	1,639
		Savings and Interest Bearing					
62,513	48,911	Demand Deposits	578	516	62	(15)	77
109,333	101,986	Other Time Deposits	2,306	2,538	(232)	(439)	207
17,148	13,815	Other Borrowed Funds	79	25	(54)	54	0
13,790	15,094	Repurchase Agreements	576	571	5	6	(1)
202,784	179,806	Total Int Bearing Liabilities	3,539	3,650	(111)	(395)	284

The variance of interest due to both rate and volume has been allocated proportionately to the rate and the volume components based on the relationship of the absolute dollar amounts of the change in each.

The variance of interest due to both rate and volume has been allocated proportionately to the rate and the volume components based on the relationship of the absolute dollar amounts of the change in each.

(1) Available for Sale (AFS)
(2) Yields on tax-exempt obligations have been computed on a full federal tax equivalent basis using an income tax rate of 34% for 2004 and 2003.

Investments - The investment policy of United Bank provides that funds that are not otherwise needed to meet the loan demand of United Bank's market area can best be invested to earn maximum return for the Bank, yet still maintain sufficient liquidity to meet fluctuations in the Bank's loan demand and deposit structure. Since 2001 the Bank has moved all investments held to maturity to available for sale. The Bank's current loan policy establishes the gross optimal ratio of loans to deposits and repurchase agreements ratio as being 85%. This ratio as of December 31, 2005 was 69.84%. Growth in the loan portfolio is driven by general economic conditions and the availability of loans meeting the Bank's credit quality standards. Management expects that funding for any growth in the loan portfolio would come from deposit growth, repurchase agreement growth, reallocation of maturing investments and advances from the Federal Home Loan Bank of Atlanta (FHLB).

Securities Portfolio - The Bank's investment policy as approved by the Board of Directors dictates approved types of securities and the conditions under which they may be held. Attention is paid to the maturity and risks associated with each investment. The distribution reflected in the tables below could vary with economic conditions, which could shorten or lengthen maturities. Management believes the level of credit and interest rate risks inherent in the securities portfolio is low.

The following table sets forth the amortized cost of the Available for Sale investment portfolio.

Investment Securities Available for Sale
December 31, 2005, 2004 and 2003

(Dollars in Thousands)

	2005		2004		2003	
	Amortized Cost	Percentage of Portfoilio	Amortized Cost	Percentage of Portfoilio	Amortized Cost	Percentage of Portfoilio
U. S. Treasury	$ -	0.0%	$ -	0.0%	1,006	1.9%
U.S. Gov't Agencies	19,103	26.6%	8,082	14.8%	1,874	3.5%
Mortgage Backed Sec	23,773	33.1%	22,604	41.5%	24,805	46.9%
State and Municpal	28,894	40.3%	23,816	43.7%	23,729	44.9%
Other	-	0.0%	-	0.0%	1,495	2.8%
Total	$ 71,770	100.0%	$ 54,502	100.0%	52,909	100.0%

The following table sets forth the distribution of maturities of investment securities available for sale.

Maturity Distribution of Investment Securities Available for Sale
December 31, 2005, 2004 and 2003
(Dollars in Thousands)

	2005		2004		2003	
	Amortized Cost	Weighted Avg Yld	Amortized Cost	Weighted Avg Yld	Amortized Cost	Weighted Avg Yld
US Treasury Sec						
Within one year	-	0.00%	-	0.00%	1,006	1.59%
1-5 years	-	0.00%	-	0.00%	-	0.00%
Total	-	0.00%	-	0.00%	1,006	1.59%
US Government Agencies excluding Mortgage Backed securities						
Within one year	-	0.00%	-	0.00%	-	0.00%
1-5 years	17,103	4.06%	6,199	3.21%	-	0.00%
5-10 years	2,000	4.89%	1,883	4.67%	1,874	4.68%
After 10 years	-	0.00%	-	0.00%	-	0.00%
Total	19,103	4.15%	8,082	3.55%	1,874	4.68%
Mortgage Backed Securities						
Within one year	-	0.00%	-	0.00%	-	0.00%
1-5 years	4,292	3.83%	1,914	3.61%	1,910	2.72%
5-10 years	8,358	4.06%	8,218	3.86%	9,828	3.76%
After 10 years	11,123	4.98%	12,472	4.26%	13,067	3.71%
Total	23,773	4.45%	22,604	4.06%	24,805	3.65%
State & Municipal (1)						
Within one year	1,000	3.13%	165	11.72%	100	10.85%
1-5 years	4,709	3.76%	3,606	7.59%	1,755	8.70%
5-10 years	10,416	4.11%	8,654	9.24%	11,435	9.63%
After 10 years	12,769	4.01%	11,391	9.94%	10,439	10.33%
Total	28,894	3.97%	23,816	9.34%	23,729	9.87%
Other Securities						
Within one year	-	0.00%	-	0.00%	995	2.39%
1-5 years	-	0.00%	-	0.00%	500	3.05%
5-10 years	-	0.00%	-	0.00%	0	0.00%
After 10 years	-	0.00%	-	0.00%	0	0.00%
Total	-	0.00%	-	0.00%	1,495	2.61%
Totals	71,770	4.18%	54,502	6.28%	52,909	6.41%

(1) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent basis using an income tax rate of 34% for 2005, 2004 and 2003.

Relative Lending Risk - United Bank serves both rural and suburban markets. The rural market is composed primarily of lower to middle income families. The rural market economy is influenced by timber and agricultural production. The suburban market is faster growing, more commercial and is composed of a higher income mix than the rural market. The Bank's loan portfolio mix is reflective of these markets. The Bank's ratio of loans to assets or deposits is comparable to its peer banks serving similar markets.

The risks associated with the Bank's lending are primarily interest rate risk and credit risks from economic conditions and concentrations and/or quality of loans.

Interest rate risk is a function of the maturity of the loan and method of pricing. The Bank's loan maturity distribution reflects 41.84% of the portfolio maturing in one year or less. In addition, 56.91% of all loans float with an interest rate index. The maturity distribution and floating rate loans help protect the Bank from unexpected interest rate changes.

Loan concentrations present different risk profiles depending on the type of loan. The majority of all types of loans offered by the Bank are collateralized. Regardless of the type of loan, repayment ability of the borrower and collateralized lending is based upon an evaluation of the collateral. Loan policy, as approved by the Board of Directors of the Bank, establishes collateral guidelines for each type of loan.

Small banks located in one community experience a much higher risk due to the dependence on the economic viability of that single community. United Bank is more geographically diverse than some of its local community banking competitors. With offices in twelve communities, risks associated with the effects of major economic disruptions in one community are somewhat mitigated. This geographic diversity affects all types of loans and plays a part in the Bank's risk management.

Each type of loan exhibits unique profiles of risk that could threaten repayment.

Commercial lending requires an understanding of the customers' business and financial performance. The Bank's commercial customers are primarily small to middle market enterprises. The larger commercial accounts are managed by Senior Commercial lenders. Risks in this category are primarily economic. Shifts in local and regional conditions could have an effect on individual borrowers; but as previously mentioned, the Bank attempts to spread this risk by serving multiple communities. As with the other categories, these loans are typically collateralized by assets of the borrower. In most situations, the personal assets of the business owners also collateralize the credit.

Agricultural lending is a specialized type of lending for the Bank. Due to the unique characteristics in this type of loan, the Bank has loan officers dedicated to this market. Collateral valuation and the experience of the borrower play heavily into the approval process. This loan category includes financing equipment, crop production, timber, dairy operations and others. Given the broad range of loans offered, it is difficult to generalize risks in agricultural lending. The area of greatest attention and risk is crop production loans. Risks associated with catastrophic crop losses are mitigated by crop insurance, government support programs, experience of the borrower, collateral other than the crop and the borrower's other financial resources. Routine visitations and contact with the borrower help inform the Bank about crop conditions.

Real estate loans, whether they are construction or mortgage, generally have lower delinquency rates than other types of loans in the portfolio. The Bank makes very few long term, fixed rate mortgage loans; however, it does offer loans with repayment terms based on amortization of up to 30 years with balloon features of shorter durations. The Bank also offers several different long-term mortgage programs provided by third party processors. Installment loans are generally collateralized. Given the small dollar exposure on each loan, the risk of a significant loss on any one credit is limited. Pricing and close monitoring of past due loans enhance the Bank's returns from this type of loan and minimize risks.

An average loan in the loan portfolio at December 31, 2005 was approximately $45,989, an increase of $8,148 from 2004.

LOAN PORTFOLIO MATURITIES

Maturities and sensitivity to change in interest rates in the Corporation's loan portfolio are as follows:

Remaining Maturity
December 31, 2005
(Dollars in Thousands)

	One year or less	One - five years	After five years	Total
Commercial, financial and agricultural	$ 68,700	74,331	18,401	$ 161,432
Real estate - construction	14,123	5,278	81	$ 19,482
Real estate - mortgage 1-4 family	7,275	21,902	6,651	$ 35,828
Installment loans to individuals	6,264	7,144	161	$ 13,569
Totals	$ 96,362	108,655	25,294	230,311

Sensitivity To Changes In Interest Rates
Loans Due After One Year
(Dollars in Thousands)

	Predetermined Rate	Floating Rate	Total
Commercial, financial and agricultural	$ 91,106	1,626	92,732
Real estate - construction	5,359	-	5,359
Real estate - mortgage 1-4 family	19,796	8,757	28,553
Installment loans to individuals	7,302	3	7,305
Totals	$ 123,563	10,386	133,949

For additional information regarding interest rate sensitivity see INTEREST RATE SENSITIVITY in Item 7 below and Item 7A below.

Non-performing Assets: Management considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered impaired, the amount of impairment is measured based on the net present value of expected future cash flows discounted at the note's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impaired loans are covered by the allowance for loan losses through a charge to the provision for loan losses. Subsequent recoveries are added to the allowance. Impaired loans are charged to the allowance when such loans are deemed to be uncollectible. At December 31, 2005, the Bank had $508,106 in impaired loans.

The following table sets forth the Corporation's non-performing assets at December 31, 2005, 2004, 2003, 2002 and 2001. Under the Corporation's nonaccrual policy, a loan is placed on nonaccrual status when collectibility of principal and interest is in doubt or when principal and interest is 90 days or more past due, except for credit cards, which continue to accrue interest.

	Descriptions	2005	2004	2003	2002	2001
				(Dollars in Thousands)		
A	Loans accounted for on a nonaccrual basis	$ 1,406	$ 1,202	$ 2,171	$ 1,169	$ 2,185
B	Loans which are contractually past due ninety days or more as to interest or principal payments (excluding balances included in (A) above)	4	14	15	10	18
C	Loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.	318	351	229	968	861
D	Other non-performing assets	1,131	1,384	1,108	350	556
	Total	$ 2,859	$ 2,951	$ 3,523	$ 2,497	$ 3,620

If nonaccrual loans in (A) above had been current throughout their term, interest income would have been increased by $165,159, $102,372, $95,877, $29,968 and $123,443 for 2005, 2004, 2003, 2002, and 2001 respectively. All of the assets in (D) above at the end of 2005, 2004, 2003 and 2002 were other real estate owned (OREO). At the end of 2001, $195,033 of such assets were OREO.

At December 31, 2005, loans with a total outstanding balance of S13,264,440 were considered potential problem loans compared to $6,602,558, $6,491,658, S4,127,658, and $3,014,745 as of 12/31/04, 12/31/03, 12/31/02 and 12/31/01 respectively. Potential problem loans consist of those loans for which management is monitoring performance or has concerns as to the borrower's ability to comply with present loan repayment terms.

The increase in potential problem loans is due primarily to The Bank downgrading $6,700,000 of agricultural loans ($1,000,000 to monitor, $4,900,000 to substandard and $800,000 to doubtful) following analysis of various factors in the third quarter. However, losses that may pertain to these loans, if any, are not measurable at this time under impairment measures outlined by SFAS No. 114 or are not loss contingencies under SFAS No. 5. Management has monitored the condition of the loan portfolio during the fourth quarter of 2005. No classification changes have been made to these loans as of December 31, 2005, as they have begun to paydown due to their seasonal nature. Management will continue to monitor the loan portfolio in connection with the completion of the crop production cycle

There may be additional loans in the Bank's portfolio that may become classified as conditions dictate. However, management is not aware of any such loans that are material in amount at December 31, 2005. Regulatory examiners may require the Bank to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination.

Loan Concentrations: On December 31, 2005, the Bank had $35,407,000 of agriculture-related loans as compared to $27,459,000, $26,218,000, and $30,983,000 and $19,089,000 in 2004, 2003, 2002, and 2001 respectively. Agriculture loans accounted for $424,109, $4,980, $2,915, $0, and $75,106 of nonaccrual loans in 2005, 2004, 2003, 2002, and 2001, respectively.

Summary of Loan Loss Experience
(Dollars in Thousands)

	2005	2004	2003	2002	2001
Average amount of loans outstanding, net	213,311	163,897	152,869	152,869	146,868
Allowance for loan losses beginning January 1	2,562	2,117	2,117	1,993	1,939
Loans Charged off:					
Commercial, financial and agriculture	(365)	(155)	(451)	(563)	(176)
Real estate - mortgage	-	(45)	(117)	(7)	(49)
Installment loans to individuals	(108)	(158)	(238)	(195)	(255)
Total Charged off	(473)	(358)	(806)	(765)	(480)
Recoveries during the period					
Commercial, financial and agriculture	2	2	27	5	20
Real estate - mortgage	-	-	7	-	-
Installment loans to individuals	57	81	31	47	34
Total Recoveries	59	83	65	52	54
Loans Charged off, net	(414)	(275)	(741)	(713)	(426)
Additions to the allowance charged to operatioı	880	720	741	837	480
	3,028	2,562	2,117	2,117	1,993
Ratio of net charge offs during the period to average loans outstanding	0.19%	0.17%	0.46%	0.46%	0.29%

Allowance for Loan Losses: The allowance for loan losses is maintained at a level which, in management's opinion, is appropriate to provide for estimated losses in the portfolio at the balance sheet date. Factors considered in determining the adequacy of the allowance include historical loan loss experience, the amount of past due loans, loans classified from the most recent regulatory examinations and internal reviews, general economic conditions and the current portfolio mix. The amount charged to the provision is that amount necessary to maintain the allowance for loan losses at a level indicative of the associated risk, as determined by management, of the current portfolio.

The allowance for loan losses consists of two portions: the classified portion and the nonclassified portion. The classified portion is based on identified problem loans and is determined based on an assessment of credit risk related to those loans. Specific loss estimate amounts are included in the allowance based on assigned classifications as follows: monitor (5%) substandard (15%), doubtful (50%), and loss (100%). The allowance of 5% for monitor was added in 2003. Any loan categorized loss is charged off in the period which the loan is so categorized.

The nonclassified portion of the allowance is for probable inherent losses which exist as of the evaluation date even though they may not have been identified by the more objective processes for the classified portion of the allowance. This is due to the risk of error and inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based upon qualitative factors, which do not lend themselves to exact mathematical calculations. Some of the factors considered are changes in credit concentrations, loan mix, historical loss experience, and general economic environment in the Company's markets.

While the total allowance is described as consisting of a classified and a nonclassified portion, these terms are primarily used to describe a process. Both portions are available to support inherent losses in the loan portfolio. Management realizes that general economic trends greatly affect loan losses, and no assurances can be made that future charges to the allowance for loan losses will not be significant in relation to the amount provided during a particular period, or that future evaluations of the loan portfolio based on conditions then prevailing will not require sizable charges to income. Management does, however, consider the allowance for loan losses to be appropriate for the reported periods. The Company has allocated proportionately the nonclassified portion of the allowance to the individual loan categories for purposes of the loan loss allowance table below.

Management believes that the allowance for loan losses at December 31, 2005 is adequate and appropriate given past experience and the underlying strength of the loan portfolio.

The table below reflects an allocation of the allowance for the years ended December 31, 2005, 2004, 2003, 2002, and 2001. The allocation represents an estimate for each category of loans based upon historical experience and management's judgment.

(Dollars In Thousands)

	Allowance					Percentage of Loans to Total Loans				
	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001
Commercial, financial and agricultural	2,271	1,942	1,505	1,453	1,311	75.0%	75.8%	71.1%	68.6%	65.8%
Real estate - construction	91	85	87	107	98	3.0%	3.3%	4.1%	5.1%	4.9%
Real estate - mortgage 1-4 family	454	374	379	362	363	15.0%	14.6%	17.9%	17.1%	18.2%
Installment loans to individuals	212	161	146	195	221	7.0%	6.3%	6.9%	9.2%	11.1%
Lease financing	-	-	-	-	-	0.0%	0.0%	0.0%	0.0%	0.0%
Foreign	-	-	-	-	-	0.0%	0.0%	0.0%	0.0%	0.0%
Unallocated	-	-	-	-	-	0.0%	0.0%	0.0%	0.0%	0.0%
Total	3,028	2,562	2,117	2,117	1,993	100.0%	100.0%	100.0%	100.0%	100.0%

Delinquent Loan Policy: Installment loans are placed on nonaccrual when the loan is three payments past due. Single-date maturity notes are placed on nonaccrual status when such notes are delinquent for 90 days. Delinquent commercial loans are placed on nonaccrual status when the loan is 90 days past due. Exceptions may be made where there are extenuating circumstances, but any exception is subject to review by the Board of Directors of the Bank.

Loans are considered delinquent if payments of principal or interest have not been made by the end of periods ranging from one to ten days after the due date, depending upon the type of loan involved. Installment loans are considered delinquent if payments of principal and interest are past due for a period of ten days and commercial loans are considered delinquent if payments of principal and interest are past due for a period of one day. Single-date maturity loans are considered delinquent if payments are not made by the day following the due date of such loans.

Loans are reviewed for charge offs, as necessary, on a monthly basis. If necessary, loans can be charged off at any time with the approval of the Chief Executive Officer (CEO). The loan officer responsible for the particular loan initiates the charge off request, which then must be approved by the CEO. All charged off loans are reviewed by the Board of Directors of the Bank at the monthly board meeting.

DEPOSITS
(Dollars in Thousands)

The following table sets forth the average amount of deposits for the years 2005, 2004 and 2003 by category.

	Average Deposits			Average Rate Paid		
	2005	2004	2003	2005	2004	2003
Noninterest-bearing demand deposits	$ 63,211	$ 48,950	40,662	0%	0%	0%
Interest - bearing						
Demand	49,350	41,479	31,239	1.38%	1.26%	1.32%
Savings	25,012	21,034	17,672	0.25%	0.25%	0.39%
Time	122,387	109,333	101,986	2.68%	2.11%	2.49%
	$ 196,749	$ 171,846	150,897	2.05%	1.68%	2.00%

The following shows the amount of time deposits outstanding at December 31, 2005, classified by time remaining until maturity.

Maturity	$100,000 or Greater Certificates of Deposits	Other Time Deposits
Three months or less	$ 9,450	24,195
Three to six months	10,605	18,562
Six to twelve months	16,859	21,215
Twelve months or more	13,747	17,774
Totals	$ 50,661	81,746

The following table shows various amounts of repurchase agreements and other short term borrowings and their respective rates.

(Dollars in Thousands)

	Maximum Outstanding at any month end	Average balance	Average interest rate	Ending balance	Average interest rate at year end
2005					
Securities sold under agreements to repurchase	34,429	27,580	2.30%	34,429	3.14%
Other short term borrowings	1,001	346	3.45%	1,001	3.45%
2004					
Securities sold under agreements to repurchase	23,838	17,148	0.46%	18,381	1.27%
Other short term borrowings	3,250	263	1.82%	7	1.53%
2003					
Securities sold under agreements to repurchase	23,938	13,815	0.18%	13,495	0.13%
Other short term borrowings	2,174	258	1.16%	563	0.96%

Return on Equity and Assets: The following table shows the percentage return on equity and assets of the Corporation for the years ended December 31, 2005, 2004 and 2003.

	2005	2004	2003
Return on average assets	0.88%	0.77%	0.86%
Return on average equity	10.93%	8.38%	8.73%
Dividend pay-out ratio	23.08%	30.87%	28.34%
Ratio of average equity to average assets	8.02%	9.20%	9.90%

ITEM 1A. RISK FACTORS

The following discusses risks that management believes could have a negative impact on the Corporation's financial performance. When analyzing an investment in the Corporation, the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this report should be carefully considered. The risk factors relate primarily to the commercial banking operations of the Bank. This list should not be viewed as comprehensive and may not include all risks that may effect the financial performance of the Corporation:

Interest Rate Risk

The Bank's profitability is largely a function of the spread between the interest rates earned on earning assets and the interest rates paid on deposits and other interest-bearing liabilities. Like most financial institutions, the Bank's net interest income and margin will be affected by general economic conditions and other factors, including fiscal and monetary policies of the Federal government that influence market interest rates and the Bank's ability to respond to changes in such rates. At any given time, the Bank's assets and liabilities may be such that they are affected differently by a change in interest rates. As a result, an increase or decrease in rates, the length of loan terms or the mix of adjustable- and fixed-rate loans or investment securities in the Bank's portfolio could have a positive or negative effect on its net income, capital and liquidity. Although management believes it has implemented strategies and guidelines to reduce the potential effects of changes in interest rates on results of operations, any substantial and prolonged change in market interest rates could adversely affect operating results. See "INTEREST RATE SENSITIVITY" in Item 7 below and Item 7A below.

Credit Risk

As a lender, the Bank is exposed to the risk that its borrowers may be unable to repay their loans and that any collateral securing the payment of their loans may not be sufficient to assure repayment in full. Credit losses are inherent in the lending business and could have a material adverse effect on the operating results of the Bank. Adverse changes in the economy or business conditions, either nationally or in the Bank's market areas, could increase credit related losses and expenses and/or limit growth. Substantially all of the Bank's loans are to businesses and individuals in its limited geographic area and any economic decline in this market could impact the Bank adversely. The Bank makes various assumptions and judgments about the collectibility of its loan portfolio and provides an allowance for loan losses based on a number of factors. If these assumptions are incorrect, the allowance for loan losses may not be sufficient to cover losses, thereby having an adverse effect on operating results, and may cause the Bank to increase the allowance in the future by increasing the provision for loan losses. The Bank has adopted underwriting and credit monitoring procedures and credit policies that management believes are appropriate to control these risks, however, such policies and procedures may not prevent unexpected losses that could have a material adverse affect on the Bank's financial condition or results of operations. See "PROVISION FOR LOAN LOSSES" in Item 7 and "Summary of Loan Loss Experience" and "Allowance for Loan Losses" in Item 1.

Competition

The financial services industry is highly competitive with competition for attracting and retaining deposits and making loans coming from other banks and savings institutions, credit unions, mutual fund companies, insurance companies and other non-bank businesses. Some of the Bank's competitors are much larger in terms of total assets and market capitalization, have a higher lending limit, and have greater access to capital and funding. See "Competition" in Item 1.

Government Regulation and Supervision

The banking industry is heavily regulated under both Federal and state law. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors, by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, expansion of branch offices and the offering of securities. The Bank is also subject to capitalization guidelines established by Federal law and could be subject to enforcement actions to the extent that its subsidiary bank is found, by regulatory examiners, to be undercapitalized. It is improbable to predict what changes, if any, will be made to existing Federal and state legislation and regulations or the effect that such changes may have on the Bank's future business and earnings prospects. Any substantial changes to applicable laws or regulations could also subject the Bank to additional costs, limit the types of financial services and products it may offer, and inhibit its ability to compete with other financial service providers. See "Supervision, Regulation and Government Policy" in Item 1.

Attracting and Retaining Skilled Personnel

Attracting and retaining key personnel is critical to the Bank's success, and difficulty finding qualified personnel could have a significant impact on the Bank's business due to the lack of required skill sets and years of industry experience.

Local Economic Conditions

The Bank's success depends primarily on the general economic conditions of the specific local markets in which the Bank operates. Unlike larger national or other regional banks that are more geographically diversified, the Bank provides banking and financial services to customers primarily in Escambia, Monroe, and Baldwin County, Alabama, and Santa Rosa County, Florida. The local economic conditions in these areas have a significant impact on the demand for the Bank's products and services as well as the ability of the Bank's customers to repay loans, the value of the collateral securing loans and the stability of the Bank's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact those local economic conditions and, in turn, have a material adverse effect on the Bank's financial condition and results of operations. See "Relative Lending Risk" in Item 1.

Growth Strategy

The Bank intends to continue pursuing a profitable growth strategy. Growth prospects must be considered in light of the risks, expenses and difficulties associated with expansion of the Bank's operation. There can be no assurance that the Bank will be able to expand its market presence in existing markets or successfully enter new markets or that any such expansion will not adversely affect the Bank's business, future prospects, financial condition or results of operations.

Severe Weather, Natural Disasters, Acts of War Or Terrorism And Other External Events Could Significantly Impact The Corporations Business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Bank's ability to conduct business. Such events could affect the stability of the Bank's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Bank to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Bank's business, which, in turn, could have a material adverse effect on the Bank's financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

The Corporation's bank subsidiary occupies fourteen offices, which the subsidiary owns or leases. The offices are located in Escambia County, Alabama (cities of Atmore (two offices) and Flomaton); Monroe County, Alabama (cities of Monroeville and Frisco City); Baldwin County, Alabama (cities of Foley, Lillian, Bay Minette (two offices), Magnolia Springs, Silverhill and Summerdale); and Santa Rosa County, Florida (cities of Jay and Milton), with the principal office located in Atmore, Alabama. The office in Atmore is a modern, three story building. This building and the adjacent AgriFinance Office and the Bank's Information Systems Department facility were completely remodeled and updated following damage from Hurricanes Ivan and Dennis in 2004 and 2005. The Flomaton and Frisco City offices are similar, modern, one story, brick buildings. Following Hurricane Ivan in 2004, the Monroeville office received extensive remodeling and upgrades. During the year the Bank completed construction of a new full service office to replace the limited drive-thru location on the south side of Atmore. The Foley office was purchased by the Corporation in October of 2002. The office in Lillian is a modern two-story brick building, which is located on property owned by the Corporation and leased to the subsidiary. The lease is for a five-year period ending in June of 2007. The Corporation also owns a two story brick building in Bay Minette which is leased to the subsidiary. The lease is for a five-year period ending in December of 2008. The second office in Bay Minette was built in 2003 on Highway 59. The office in Silverhill is the original post office built in 1902, and is a two story wooden structure owned by the Bank. The Magnolia Springs office is a two story wooden structure located on Magnolia River. It is leased from a third party until 2006. Construction has begun on a new office located in Magnolia Springs on the corner of US Highway 98 and County Road 49. Work is expected to be completed in the summer of 2006. The Bank has opened two new branches in Santa Rosa County, Florida. Currently, these facilities are located in rented offices in strip shoppin centers, offering limited services.

ITEM 3. LEGAL PROCEEDINGS

There are presently no pending legal proceedings to which the Corporation or its subsidiary, United Bank, is a party or to which any of their property is subject, which management of the Corporation based upon consultation with legal counsel believes are likely to have a material adverse effect upon the financial position of the Corporation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the shareholders of the Corporation during the fourth quarter of the fiscal year.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Corporation's authorized common shares consist of the following:

(1) 5,000,000 shares of Class A common stock, $.01 par value per share, of which 2,366,871 shares are issued and 2,226,871 are outstanding and held by approximately 701 shareholders of record, as of March 27, 2006.

(2) 250,000 shares of Class B common stock, $.01 par value per share, none of which were issued, as of March 27, 2006.

There is no established public trading market for the shares of common stock of the Corporation and there can be no assurance that any market will develop.

The Corporation paid total cash dividends per common share of $0.30 per common share in 2005, of $0.30* per common share in 2004, and $0.275* per common share in 2003. The Corporation expects to continue to pay cash dividends, subject to the earnings and financial condition of the Corporation and other relevant factors; however, dividends on the Corporation's common stock are declared and paid based on a variety of considerations by the Corporation's Board of Directors and there can be no assurance that the Corporation will continue to pay regular dividends or as to the amount of dividends if any. Payment of future dividends will depend upon business conditions, operating results, capital and reserve requirements and the Board's consideration of other relevant factors. In addition, the ability of the Corporation to pay dividends is totally dependent on dividends received from its banking subsidiary (see Note 17 to the consolidated financial statements) and is subject to statutory restrictions on dividends applicable to Delaware corporations, including the restrictions that dividends generally may be paid only from a corporation's surplus or from its net profits for the fiscal year in which the dividend is declared and the preceding year.

*Adjusted for the two-for-one stock split in June 2004

ITEM 6. Selected Financial Data

	2005	2004	2003	2002	2001
			Dollars in Thousands Except Per Share Data		
Income statement data:					
Interest Income	$ 19,094	$ 14,353	$ 13,343	$ 14,017	$ 16,221
Interest Expense	5,503	3,539	3,650	4,575	7,451
Net interest income	13,592	10,814	9,693	9,442	8,769
Provision for loan losses	880	720	741	837	480
Net interest income after provision for loan losses	12,712	10,094	8,952	8,605	8,289
Investment securities gains (losses),	34	171	489	77	173
Noninterest income	3,136	3,045	3,467	2,726	2,304
Noninterest expense	11,913	10,374	9,614	8,693	7,881
Net earnings	2,895	2,153	2,131	2,035	2,070
Balance sheet data:					
Total assets	369,829	311,963	254,979	232,822	219,955
Total loans, net	227,282	194,617	162,031	160,319	147,052
Total deposits	291,020	250,957	199,406	182,565	180,509
Total Stockholders' equity	27,794	26,345	24,969	23,453	21,846
Per share data:					
Basic earnings per share	1.30	0.97	0.98	0.93	0.95
Fully diluted earnings per share	1.30	0.97	0.98	0.91	0.94
Cash dividend per share*	$ 0.30	$ 0.30	$ 0.28	$ 0.28	$ 0.30

*Adjusted for 2-for-1 stock split effective June 2004

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OPERATIONS

The following financial review is presented to provide an analysis of the consolidated results of operations of the Corporation and its subsidiary. This review should be read in conjunction with the consolidated financial statements included under Item 8.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and with general practices within the banking industry, which require management to make estimates and assumptions (see Note 1 to Consolidated Financial Statements). Management believes that its determination of the allowance for loan losses involves a higher degree of judgment and complexity than the Bank's other significant accounting policies. Further, these estimates can be materially impacted by changes in market conditions or the actual or perceived financial condition of the Bank's borrowers, subjecting the Bank to significant volatility of earnings.

ALLOWANCE FOR LOAN LOSSES

The allowance for credit losses is established through a provision for loan losses, which is a charge against earnings. Provisions for loan losses are made to reserve for estimated probable losses on loans. The allowance for loan losses is a significant estimate and is regularly evaluated by management for accuracy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect borrowers' ability to pay. The use of different estimates or assumptions could produce different provisions for loan losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance, could change. Management believes the allowance for loan losses is adequate and properly recorded in the financial statements. For further discussion of the allowance for loan losses, see "PROVISION FOR LOAN LOSSES" below, and "Summary of Loan Loss Experience" and "Allowance for Loan Losses" under "BUSINESS" above.

ESTIMATES OF FAIR VALUE

The estimation of fair value is significant to a number of the Company's assets, including, but not limited to, investment securities, derivatives, other real estate owned, intangible assets and other repossessed assets. Derivatives and investment securities are recorded at fair value while other real estate owned, intangible assets and other repossessed assets are recorded at either cost or fair value, whichever is lower. Fair values for investment securities and derivatives are based on quoted market prices, and if not available, quoted prices on similar instruments. The fair values of other real estate owned and repossessions are typically determined based on third-party appraisals less estimated costs to sell. Intangible assets, such as the charter cost, are periodically evaluated to determine if any impairment might exist.

The estimation of fair value and subsequent changes of fair value of investment securities, derivatives, other real estate owned, repossessions and intangible assets can have a significant impact on the value of the Company, as well as have an impact on the recorded values and subsequently reported net income.

Changes in interest rates is the primary determining factor in the fair value of investment securities, derivatives, and the value at which these assets are reported in the Company's financial statements. Local economic conditions are often the key factor in the valuation of other real estate owned and repossessed assets. Changes in these factors can cause assets to be written down and have an impact on the financial results. The overall financial condition and results of operations of the banking unit is the primary determinant as to the value of recorded intangible assets.

NET INTEREST INCOME
(Dollars in Thousands)

	2005	2004	2003
Interest income (1)	$ 19,703	14,863	13,826
Interest expense	5,503	3,539	3,650
Net interest income	14,200	11,324	10,176
Provision for loan losses	880	720	741
Net interest income after provision for loan losses on a tax equivalent basis	13,320	10,604	9,435
Less: tax equivalent adjustment	609	510	483
Net interest income after provision for loan losses	$ 12,711	$ 10,094	8,952

(1) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent (FTE) basis using an income tax rate of 34% for 2005, 2004, and 2003.

Total interest income (on an FTE basis) increased to $19,703,000 in 2005, from $14,863,000 in 2004, an increase of $4,840,000, or 32.56%. This increase is a function of the change in average earning assets along with the change in interest rates. The majority of the change was due to the increase in loans. Average loans increased $28,677,000 while the average rate earned increased 92 basis points causing an overall increase in interest earned on loans of $3,806,000. The average interest rate (FTE) earned on all earning assets in 2005 increased to 6.60% from 5.88% in 2004. The interest rate margin increased from 4.48% in 2004 to 4.70% in 2005, as rates on interest earning assets continued to rise due to the increase in the fed funds rate and competitive conditions in many of our markets. The rise in prime rate throughout 2005 caused the variable rate loans to reprice at higher rates and time deposit rates repriced higher as well. Average taxable investment securities for 2005 were $42,604,000, as compared to $32,878,000 for 2004, an increase of $9,726,000, or 29.58%. Average tax-exempt investment securities increased $2,151,000, or 8.98%, to $26,117,000 in 2005 from $23,966,000 in 2004. The average volume of federal funds sold increased to $9,784,000 in 2005 from $3,176,000 in 2004, an increase of $6,608,000 or 208.06%.

Total interest income (on an FTE basis) increased to $14,863,000 in 2004, from $13,826,000 in 2003, an increase of $1,037,000, or 7.50%. This increase is a function of the change in average earning assets along with the change in interest rates. The majority of the change was due to the increase in loans. Average loans increased $20,737,000 while the average rate earned decreased 39 basis points causing an overall increase in interest earned on loans of $703,000. The average interest rate (FTE) earned on all earning assets in 2004 decreased to 5.88% from 6.17% in 2003. The net interest margin decreased from 4.54% in 2003 to 4.48% in 2004, as rates only began to increase on interest earning assets towards the last half of 2004. The rise in prime rate in the last half of 2004 caused variable rate loans to reprice at higher rates, while time deposit rates were not affected as materially. Average taxable investment securities for 2004 were $32,878,000, as compared to $27,766,000 for 2003, an increase of $5,112,000, or 18.41%. After Hurricane Ivan hit the Gulf Coast, Bank deposits increased approximately $29,000,000. The Bank invested some of these monies in federal funds and some in higher yielding investments. Average tax-exempt investment securities increased $3,271,000, or 15.81%, to $23,966,000 in 2004 from $20,695,000 in 2003. The average volume of federal funds sold decreased to $3,176,000 in 2004 from $3,612,000 in 2003, a decrease of $436,000 or 12.07%.

Total interest expense increased $1,964,000 or 55.51%, to $5,503,000 in 2005, from $3,539,000 in 2004. This increase was a function of the increase in interest rates and a 22% increase in the volume of interest bearing liabilities. The average rate paid on interest-bearing liabilities in 2005 was 2.31% as compared to 1.75% in 2004. Average interest-bearing liabilities increased to $237,829,000 in 2005, from $202,784,000 in 2004, an increase of $35,045,000, or 17.28%. Average savings and interest-bearing demand deposits increased $11,849,000 or 18.95% to $74,362,000 in 2005. Average time deposits increased to $122,387,000 in 2005, from $109,333,000 in 2004, an increase of $13,054,000, or 11.94%. The average rate paid on time deposits increased to 2.68% in 2005 from 2.11% in 2004. The Corporation issued $4,124,000 of subordinated debentures in June of 2002 at an interest rate of three month LIBOR plus 3.65%. The interest expense associated with subordinated debentures in 2005 was $304,434 or an average rate of 7.14%.

Total interest expense decreased $111,000 or 3.04%, to $3,539,000 in 2004, from $3,650,000 in 2003. This decrease was a function of the decrease in interest rates offset by a slight increase in the volume of interest bearing liabilities. The average rate paid on interest-bearing liabilities in 2004 was 1.75% as compared to 2.03% in 2003. Average interest-bearing liabilities increased to $202,784,000 in 2004, from $179,806,000 in 2003, an increase of $22,978,000, or 12.78%. Average savings and interest-bearing demand deposits increased $13,602,000 or 27.80% to $62,513,000 in 2004. Average time deposits increased to $109,333,000 in 2004, from $101,986,000 in 2003, an increase of $7,347,000, or 7.20%. The average rate paid on time deposits decreased to 2.11% in 2004 from 2.49% in 2003. The interest expense associated with subordinated debentures in 2004 was $225,271 or an average rate of 5.22%.

PROVISION FOR LOAN LOSSES

The provision for loan losses is that amount necessary to maintain the allowance for loan losses at a level appropriate for the associated credit risk, as determined by management in accordance with generally accepted accounting principles (GAAP), in the current portfolio. The provision for loan losses for the year ended December 31, 2005 was $880,000 as compared to $720,000 in 2004, an increase of $160,000, or 22.22%. The change in the provision maintains the allowance at a level that is determined to be appropriate by management and the board of directors of the Bank.

The allowance for loan losses at December 31, 2005 represents 1.32% of gross loans, as compared to 1.30% at December 31, 2004.

While it is the Bank's policy to charge off loans when a loss is considered probable, there exists the risk of losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because this risk is continually changing in response to factors beyond the control of the Bank, management's judgment as to the appropriateness of the allowance for loan losses is approximate and imprecise. Adjustments to the allowance for loan losses may also be required by the FDIC or the Alabama Superintendent of Banks in the course of their examinations of the Bank. Accordingly, no assurances can be given that continued evaluations of the loan portfolio in light of economic conditions then prevailing, results of upcoming examinations, or other factors will not require significant changes to the allowance.

NONINTEREST INCOME

		2005	2004	2003
Service Charge Income	$	831,560	758,307	667,547
Nonsufficient Fund Charges, net	$	1,486,699	1,500,874	1,460,002
Mortgage Origination Fees	$	241,460	196,740	302,836
Investment Securities Gains, (net)	$	33,916	170,898	488,647
Other	$	542,516	418,099	547,587
	$	3,136,151	3,044,918	3,466,619

Total noninterest income increased $91,233 or 3.00%, to $3,136,151 in 2005, as compared to $3,044,918 in 2004.

Service charge income increased to $831,560 in 2005, from $758,307 in 2004, an increase of $73,253, or 9.66%. Nonsufficient fund charges decreased $14,175 from $1,500,874 in 2004 to $1,486,699 in 2005. Other income increased to $734,781 in 2005, from $564,823 in 2004, an increase of $169,958 or 30.09%. This increase is attributable to an increase of $44,720 in mortgage origination fees for third parties, while a portion of the rest of the gain was due to the gain on OREO sales in 2005 of $45,199 and an increase of $45,410 in Trust and Brokerage Revenue. Gain on the sales of investment securities decreased $136,982 to $33,916 in 2005 from $170,898 in 2004. The Bank sold investments in 2005 to take advantage of certain market conditions that allowed for the strengthening of the duration of the investment portfolio.

Total noninterest income decreased $421,701 or 12.16%, to $3,044,918 in 2004, as compared to $3,466,619 in 2003.

Service charge income increased to $758,307 in 2004, from $667,547 in 2003, an increase of $90,760, or 13.60%. Service charges on deposit accounts increased $40,872 or 2.80%, and this increase was due to the overall growth of the Bank as all branches saw increases in service charge income. Most of the increase came from a pre-approved overdraft program that produces nonsufficient fund charges. Other income decreased to $564,823 in 2004, from $784,096 in 2003, a decrease of $219,273 or 27.97%. This decrease was attributable to a decrease of $106,096 in mortgage origination fees for third parties, with a portion of the rest of the loss in other income due to gains on OREO sales in 2003 and a decrease in earnings on Bank Owned Life Insurance. The return to higher interest rates in 2004 caused mortgage origination fees to decrease. Gain in 2004 on the sales of investment securities decreased $317,749 or 65.03% compared to 2003. The Bank sold investments in 2003 in large part to avoid prepayments on mortgage backed securities and calls on municipal bonds.

NONINTEREST EXPENSE

		2005	2004	2003
Salaries and benefits	$	6,512,743	5,779,483	5,360,972
Net occupancy		2,023,492	1,988,538	1,828,286
Other		3,376,458	2,605,966	2,424,717
Total	$	11,912,693	10,373,987	9,613,975

Total noninterest expense increased $1,538,706, or 14.83%, to $11,912,693 in 2005 from $10,373,987 in 2004. Salaries and other compensation expense increased $733,260, or 12.69%, to $6,512,743 in 2005 from $5,779,483 for 2004. This increase is due to increases in salary and benefit costs related to additions to the management team and staffing for new offices. Occupancy expenses increased from $1,988,538 in 2004 to $2,023,492 in 2005. an increase of $34,954 or 1.76%. Income tax expense for 2005 was $1,040,184 as compared to $612,602 in 2004. The effective tax rate in 2005 was 26.43% as compared to 22.12% in 2004. Other expense increased to $3,376,458 in 2005, from $2,605,966 in 2004, an increase of $770,492, or 29.57%. This increase was caused in part by write downs of OREO of $128,201 in 2005, a $113,274 increase in fees largely related to the Corporation's compliance with the Sarbanes-Oxley Act of 2002, and a $99,392 increase in miscellaneous losses. Other increases in other expense are related to the Bank's growth strategy that is focused on expansion into new markets.

Total noninterest expense increased $760,012, or 7.91%, to $10,373,987 in 2004, from $9,613,975 in 2003. Salaries and other compensation expense increased $418,511 or 7.81% to $5,779,483 in 2004 from $5,360,972 for 2003. This increase was due to increases in insurance costs, payroll taxes, 401K contributions, and salaries including staffing for new offices. Occupancy expenses increased from $1,828,286 in 2003 to $1,988,538 in 2004, an increase of $160,252 or 8.77%. Of this increase software and hardware maintenance increased $38,752 or 15.91% from $243,571 in 2003 to $282,323 in 2004. Depreciation expense increased $102,886 or 11.98% from $755,612 in 2003 to $858,498 in 2004. Income tax expense for 2004 was $612,602 as compared to $673,353 in 2003. The effective tax rate in 2004 was 22.12% as compared to 24.01% in 2003. Other expense increased to $2,605,966 in 2004, from $2,424,717 in 2003, an increase of $181,249, or 7.48%. This increase was caused in part by a $50,000 write down of OREO in 2004. Board of Director fees also increased $28,819 as the Board met every week immediately following Hurricane Ivan in September 2004. Marketing and advertising also increased $26,494 in 2004 as the Bank celebrated its 100th anniversary.

The Bank has substantially completed repairs and renovations to the two branches damaged by Hurricane Ivan and the costs did not materially impact the earnings of the Bank.

Basic earnings per share in 2005 were $1.30, as compared to basic earnings per share of $0.97 in 2004. Diluted earnings per share were $1.30 in 2005 and $0.97 in 2004. Return on average assets was 0.88% in 2005, as compared to 0.77% in 2004. Return on average equity was 10.93% in 2005, as compared to 8.38% in 2004. As the Bank continues to implement its growth strategy over the next few years these ratios may decline.

Basic earnings per share in 2004 were $0.97, as compared to basic earnings per share of $0.98 in 2003. Diluted earnings per share in 2004 were $0.97 and $0.98 in 2003. Return on average assets for 2004 was 0.77%, as compared to 0.86% in 2003. Return on average equity was 8.38% in 2004, as compared to 8.73% in 2003.

LOANS AT DECEMBER 31

	2005	2004	2003	2002	2001
Commercial, financial and agriculture	$ 161,432,166	151,295,232	115,721,929	111,429,905	97,881,448
Real estate - construction	19,481,344	6,505,508	6,791,566	8,295,383	7,377,897
Real estate - mortgage	35,828,254	28,794,030	30,324,415	27,784,873	27,233,771
Installment loans to indiviuals	13,569,093	12,565,675	11,309,245	14,926,017	16,552,493
Lease Financing	-	-	-	-	-
Foreign government and official institutions	-	-	-	-	-
Banks and other financial institutions	-	-	-	-	-
Commercial and industrial	-	-	-	-	-
Other loans	-	-	-	-	-
Totals	$ 230,310,857	199,160,445	164,147,155	162,436,178	149,045,609

Total loans increased to $230,310,857 at December 31, 2005, from $199,160,445 at year-end 2004, an increase of $31,150,412, or 15.64%. Commercial, financial and agricultural loans increased to $161,432,166 at year end 2005, from $151,295,232 at December 31, 2004. Most of the increase can be attributed to commercial loans. The Bank has experienced most of this growth in its Baldwin County markets as its newer branches begin to mature. Real estate construction loans increased by $12,975,836 ,or 199.46% in 2005 to $19,481,344 from $6,505,508 in 2004 in part due to the Bank's expanded construction loan activity in south Baldwin County. Real estate mortgage loans increased by $7,034,224 in 2005, or 24.43% to $35,828,254 from $28,794,030 in 2004. Installment loans to individuals increased to $13,569,093 at December 31, 2005, when compared to $12,565,675 at year end 2004. The ratio of net loans to deposits and repurchase agreements on December 31, 2004 was 69.84%, as compared to 73.21% in 2004. The decrease in loan to deposits and repurchase agreements ratio is due to the increase in repurchase agreements and interest bearing deposits in 2005. Management believes that this ratio will increase as the Bank's loan portfolio expands with the additions of new markets and other factors .

Total loans increased to $199,160,445 at December 31, 2004, from $164,147,155 at year-end 2003, an increase of $35,013,290, or 21.33%. Commercial, financial and agricultural loans increased to $149,313,993 at year end 2004, from $115,721,929 at December 31, 2003. Most of the increase was attributed to commercial loans.. Real estate construction loans decreased by $286,058 or 4.21% in 2004 to $6,505,508 from $6,791,556 in 2003. The majority of these loans are for 1-4 family homes. Real estate mortgage loans decreased in 2004 by $1,530,385 or 5.05% to $28,794,030 from $30,324,415 in 2003. Installment loans to individuals increased to $12,565,675 at December 31, 2004, when compared to $11,309,246 at year end 2003. The ratio of loans to deposits and repurchase agreements on December 31, 2004 was 73.21%, as compared to 77.10% in 2003. The decrease in loan to deposits and repurchase agreements ratio was due to the increase in deposits in 2004

Total loans increased to $164,147,155 at December 31, 2003, from $162,436,178 at year-end 2002, an increase of $1,710,977, or 1.05%. Commercial, financial and agricultural loans increased to $115,721,929 at year end 2003, from $111,429,905 at December 31, 2002. Most of the increase was attributed to agricultural loans. Real estate construction loans decreased by $1,503,817 or 18.13% in 2003 to $6,791,566 from $8,295,383 in 2002. The majority of these loans were for 1-4 family homes. Real estate mortgage loans increased in 2003 by $2,539,542 or 9.14% to $30,324,415 from $27,784,873 in 2002. Installment loans to individuals decreased to $11,309,246 at December 31, 2003, when compared to $14,926,017 at year end 2002. The ratio of loans to deposits and repurchase agreements on December 31, 2003 was 77.10%, as compared to 85.17% in 2002.

Total loans increased to $162,436,178 at December 31, 2002, from $149,045,609 at year end 2001, an increase of $13,390,569, or 8.98%. Commercial, financial and agricultural loans increased to $111,429,905 at year end 2002, from $97,881,448 at December 31, 2001. Most of the increase was attributed to agricultural loans. Real estate construction loans increased by $917,486 or 12.44% in 2002 to $8,295,383 from $7,377,897 in 2001. The majority of these loans were for 1-4 family homes. Real estate mortgage loans increased in 2002 by $551,102 or 2.02% to $27,784,873 from $27,233,771 in 2001. Installment loans to individuals decreased to $14,926,017 at December 31, 2002, when compared to $16,552,493 at year end 2001. The ratio of loans to deposits and repurchase agreements on December 31, 2002 was 85.17%, as compared to 82.76% in 2001.

LIQUIDITY

One of the Bank's goals is to provide adequate funds to meet changes in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from operating activities and maintaining sufficient short-term assets. These sources, coupled with a stable deposit base, allow the Bank to fund earning assets and maintain the availability of funds. Management believes that the Bank's traditional sources of maturing loans and investment securities, cash from operating activities and a strong base of core deposits are adequate to meet the Bank's liquidity needs for normal operations. Additionally, the Company requires cash for various operating needs including dividends to shareholders, the servicing of debt and general corporate expenses. The primary source of liquidity for the Company is dividends from the Bank. Should the Bank's traditional sources of liquidity be constrained, forcing the Bank to pursue avenues of funding not typically used, the Bank's net interest margin could be impacted negatively.

Asset and liability management functions not only serve to assure adequate liquidity in order to meet the needs of the Bank's customers, but also to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Company can earn a return that meets the investment requirements of its shareholders. Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both requirements.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities available for sale and, to a lesser extent, sales of investment securities available for sale. Other short-term investments such as federal funds sold, and securities purchased under agreements to resell, are additional sources of liquidity funding.

The liability portion of the balance sheet provides liquidity through various customers' interest bearing and noninterest bearing deposit accounts. Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings are additional sources of liquidity. The Bank utilizes this short-term financing and maintains a borrowing relationship with the Federal Home Loan Bank to provide liquidity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs.

As of December 31, 2005, management believes liquidity was adequate. At December 31, 2005 the gross loan to deposit ratio was 79.14%.

The Corporation's bank subsidiary has an Asset Liability Committee, which has as its primary objective the maintenance of specific funding and investment strategies to achieve short-term and long-term financial goals. See ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Corporation generates the majority of its cash flows from financing activities. Financing activities provided $54,606,973 in cash in 2005, with the majority of this coming from an increase in deposits and an increase in repurchase agreements. The investing activities of the Corporation used $52,434,648 of the cash flows, to fund the investment and the loan portfolios of the Bank. Operations provided $4,753,518 in cash flows with the majority of these funds coming from net income for the year ended December 31, 2005.

The following table presents information about the Company's contractual obligations and commitments at December 31, 2005.

Contractual Obligations
(Dollars in Thousands)

	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
Time Deposits	$100,886	18,279	15,248	13
FHLB Advances	9	0	5,000	4,104
Long-term debt	0	4,124	0	0
Operating Leases	148	296	216	107
Letters of Credit	5,712	0	0	0
Commitments to extend credit	36,283	825	465	461
Credit Card Lines	3,320	0	0	0

The increase in the commitments to extend credit is primarily due to the increased volume of the loan portfolio including construction loans.

OFF-BALANCE SHEET ARRANGEMENTS

To hedge the Company's exposure to changing interest rates, management entered into an agreement known as an "interest rate floor" on a portion of its variable rate loan portfolio during September 2005. Interest rate floors are typically used to mitigate a loan portfolio's exposure to falling interest rates. Pursuant to the agreement, the Company's counterparty agrees to pay the Company an amount equal to the difference between the prime rate and 5.75% multiplied by a $35,000,000 notional amount should the prime rate fall below 5.75% during the two-year term of the agreement. The Company paid its counterparty a one-time premium of $52,500 which will be amortized over the two-year term. The interest rate floor is being marked to market and accounted for as a cash flow hedge. As of December 31, 2005, the interest rate floor contract was carried at fair value which of $35,120. The Company considers the derivative (interest rate floor contract) as highly effective in offsetting changes in cash flows of the hedged items (variable rate loans).

INTEREST RATE SENSITIVITY*
Interest Rate Sensitivity Analysis
Year Ended December 31, 2005
(Dollars in Thousands)

		Percent Change Interest Income/Expense	
	Ending Balances as of 12/31/05	Down 200 Basis Points	Up 200 Basis Points
Earning Assets:			
Cash & Short-term Investments	29,977,631	-41.80%	41.89%
Investment securities, taxable	42,989,915	-10.80%	6.39%
Investment securities, tax-exempt	28,894,269	-4.20%	3.36%
Loans**	227,282,010	-18.39%	17.94%
Total Assets	371,840,260	-18.06%	17.10%
Interest Bearing Liabilities:			
Interest Bearing Deposits	91,840,397	-19.22%	107.93%
Certificates of Deposit less than $100,000	85,961,902	-24.72%	24.72%
Certificates of Deposit greater than $100,000	38,165,203	-20.70%	20.70%
Total Interest Bearing Deposits	215,967,502	-22.50%	42.27%
Federal funds sold & securities purchased under agreement ot resale	34,429,374	-49.90%	49.93%
Federal Home Loan Bank borrowings	10,113,915	-6.79%	6.79%
Total Purchased Funds	44,543,289	-37.86%	37.88%
Total Liabilities	343,219,790	-25.79%	41.33%
Net Interest Income		-14.29%	5.29%

*Information pertains to the Bank only
** Includes interest rate floor contract

As shown in the table above, the Company is interest rate sensitive, especially in a downward rate environment. A 200 basis point decline in interest rates would cause a 14% decline in net interest income; while a similar increase in interest rates would yield only a 5% increase in net interest income. This effect is due to the Company's mix of variable and fixed rate loans, interest bearing deposits, and borrowed funds. In September 2005, the Company purchased an interest rate floor contract to mitigate interest income losses. See OFF-BALANCE SHEET ARRANGEMENTS above.

The Corporation's sensitivity to changes in interest rates in conjunction with the structure of interest rate spreads determines the impact of change in interest rates on the Bank's performance. See ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

CAPITAL RESOURCES

The Corporation has historically relied primarily on internally generated capital growth to maintain capital adequacy. The average assets to average equity ratio during 2005 was 8.02% as compared to 9.20% in 2004. Total stockholders' equity on December 31, 2005 was $27,794,360, an increase of $1,449,266, or 5.50%, from $26,345,094 at year end 2004. This increase is the result of the Corporation's net earnings during 2005, less dividends declared to stockholders of $666,275, less other comprehensive loss of $813,841 as reflected in the Consolidated Statements of Stockholders' Equity and Comprehensive Income. Stockholders' equity was increased by the amount paid on the exercise of stock options of $22,236 and the sale of stock under the Employee Stock Purchase Plan of $12,326. The Corporation's risk based capital of $34,418,000, or 13.03%, of risk weighted assets at December 31, 2005, was well above the Corporation's minimum risk based capital requirement of $21,132,000 or 8.0% of risk weighted assets. Based on management's projections, internally generated capital should be sufficient to satisfy capital requirements for existing operations into the foreseeable future; however, continued growth into new markets may require the Bank to access external funding sources.

In March of 2005, the Federal Reserve issued a final rule providing for the inclusion of Trust Preferred securities in Tier 1 risk weighted capital, up to a limit of 25% of total Tier 1 capital. These securities comprised 11.62% of the Corporation's Tier 1 Capital as of December 31, 2004.

FORWARD LOOKING STATEMENTS

When used or incorporated by reference herein, the words "anticipate", "estimate", "expect", "project", "target", "goal", and similar expressions, are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including those set forth elsewhere herein, as well as the possibilities of (i) increases in competitive pressures in the banking industry, particularly with respect to community banks; (ii) costs or difficulties, relating to the planned increase in the number of Bank offices, which are greater than expected based on prior experience; (iii) general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in deterioration in loan demand, credit quality and/or borrower liquidity, among other things; (iv) changes which may occur in the regulatory environment; and (v) large and/or rapid changes in interest rates. These forward-looking statements speak only as of the date they are made. The Corporation expressly disclaims any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Bank's expectations with regard to any change in events, conditions or circumstances on which any such statement is based.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises principally from interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although the Bank manages other risk, such as credit quality and liquidity risk, in the normal course of business, management considers interest rate risk to be its most significant market risk. Interest rate risk could potentially have the largest material effect on the Bank's financial condition and results of operations. Other types of market risks, such as foreign currency exchange rate risk, do not generally arise in the Bank's normal course of business activities.

The Bank's profitability is affected by fluctuations in interest rates. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings potential. A sudden and substantial increase in interest rates may adversely impact the Bank's earnings to the extent that the interest rates on interest-earning assets and interest-bearing liabilities do not change at the same speed, to the same extent or on the same basis.

The Bank's Asset Liability Management Committee ("ALCO") monitors and considers methods of managing the rate and sensitivity repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in the net portfolio value ("NPV") and net interest income. NPV represents the market values of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items over a range of assumed changes in market interest rates. A primary purpose of the Bank's ALCO is to manage interest rate risk to effectively invest the Bank's capital and to preserve the value created by its core business operations. As such, certain management monitoring processes are designed to minimize the impact of sudden and sustained changes in interest rates on NPV and net interest income.

The Bank's exposure to interest rate risk is reviewed on a quarterly basis by the Board of Directors and the ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine the Bank's change in NPV in the event of hypothetical changes in interest rates. Further, interest rate sensitivity gap analysis is used to determine the repricing characteristics of the Bank's assets and liabilities. The ALCO is charged with the responsibility to maintain the level of sensitivity of the Bank's net interest margin within Board approved limits.

Interest rate sensitivity analysis is used to measure the Bank's interest rate risk by computing estimated changes in NPV of its cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 - 300 basis points increase or decrease in prime rate. The Bank uses the asset liability model developed by HNC Financial Solutions, an independent third party vendor, which takes the current rate structure of the portfolio and shocks for each rate level and calculates the new market value of equity at each rate. The Bank's Board of Directors has adopted an interest rate risk policy, which establishes maximum allowable decreases in net interest margin in the event of a sudden and sustained increase or decrease in market interest rates. The following table presents the Bank's projected change in NPV (fair value assets less fair value liabilities) for the various rate shock levels as of December 31, 2005. All market risk sensitive instruments presented in this table are held to maturity or available for sale. The Bank has no trading securities.

(In thousands)

in Interest Rates (Basis Points)	Market Value Equity	Change in Market Value Equity	Change in Market Value Equity Percent
300	$ 70,721	14,888	27%
200	66,780	10,947	20%
100	61,843	6,010	11%
0	55,833	-	0%
(100)	48,864	(6,969)	-12%
(200)	40,018	(15,815)	-28%
(300)	29,751	(26,082)	-47%

The preceding table indicates that at December 31, 2005, in the event of a sudden and sustained increase in prevailing market interest rates, the Bank's NPV would be expected to increase and that in the event of a sudden decrease in prevailing market interest rates, the Bank's NPV would be expected to decrease.

Computation of prospective effects of hypothetical interest rate changes included in these forward-looking statements are subject to certain risks, uncertainties, and assumptions including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank could undertake in response to changes in interest rates. For more information on forward looking statements, see "FORWARD LOOKING STATEMENTS" above.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Corporation's consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 are included in the following pages shown in the index below.

MAULDIN
& JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
United Bancorporation of Alabama, Inc.
Atmore, Alabama

We have audited the accompanying consolidated balance sheet of **United Bancorporation of Alabama, Inc. and Subsidiary** as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of United Bancorporation of Alabama, Inc. and Subsidiary for the year ended December 31, 2003 were audited by other auditors, whose report dated March 5, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Bancorporation of Alabama, Inc. and Subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Mauldin & Jenkins, LLC

Birmingham, Alabama
February 17, 2006

2000 SOUTHBRIDGE PARKWAY, SUITE 501 • BIRMINGHAM, AL 35209 • 205-445-2880 • 888-277-0020 • FAX 205-445-2940 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
United Bancorporation of Alabama, Inc.

We have audited the accompanying consolidated statements of operations, stockholder's equity and comprehensive income, ad cash flows of United Bancorporation of Alabama, Inc. and subsidiary (the Company) for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of United Bancorporation of Alabama, Inc. and subsidiary for the year then ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Birmingham, Alabama
March 5, 2004

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2005 and 2004

Assets	2005	2004
Cash and due from banks	$ 20,876,806	$ 16,446,574
Federal funds sold and securities purchased under agreements to resell	29,990,037	27,494,426
Cash and cash equivalents	50,866,843	43,941,000
Securities available for sale, at fair value (amortized cost of $71,770,277 and $54,502,411 at December 31, 2005 and 2004, respectively)	70,932,624	55,004,982
Loans	230,310,857	199,160,445
Less:		
Allowance for loan losses	3,028,847	2,562,239
Net loans	227,282,010	196,598,206
Premises and equipment, net	9,849,934	7,249,946
Interest receivable	3,073,531	2,711,694
Intangible assets	917,263	908,336
Other assets	6,907,554	5,417,060
Total assets	$ 369,829,759	$ 311,831,224

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2005 and 2004

Liabilities and Stockholders' Equity		
Deposits:		
Non-interest bearing	$ 66,774,418	$ 68,763,895
Interest bearing	224,246,053	184,174,772
Total deposits	291,020,471	252,938,667
Securities sold under agreements to repurchase	34,429,374	18,381,063
Advances from Federal Home Loan Bank of Atlanta	9,112,915	8,292,612
Treasury, tax, and loan account	1,001,000	712,768
Accrued expenses and other liabilities	2,468,890	1,168,375
Note payable to Trust, net of debt issuance costs of $121,251 and $131,355 in 2005 and 2004, respectively	4,002,749	3,992,645
Total liabilities	342,035,399	285,486,130
Stockholders' equity:		
Class A common stock, $0.01 par value. Authorized 5,000,000 shares; issued and outstanding, 2,366,871 and 2,363,762 shares in 2005 and 2004, respectively	23,669	23,638
Class B common stock, $0.01 par value. Authorized 250,000 shares; no shares issued or outstanding	0	0
Preferred stock of $.01 par value. Authorized 250,000 shares; no shares issued or outstanding	0	0
Additional paid in capital	5,445,822	5,444,563
Accumulated other comprehensive income (loss), net of tax	(512,299)	301,542
Retained earnings	23,642,879	21,414,370
	28,600,071	27,184,113
Less: 143,307 and 147,706 treasury shares, at cost, respectively	805,711	839,019
Total stockholders' equity	27,794,360	26,345,094
Total liabilities and stockholders' equity	$ 369,829,759	$ 311,831,224

See accompanying notes to consolidated financial statements

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Statements of Operations

Years ended December 31, 2005, 2004, 2003

	2005	2004	2003
Interest income:			
Interest and fees on loans	$ 15,786,028	$ 11,979,772	$ 11,277,285
Interest on investment securities available for sale:			
Taxable	1,821,861	1,223,185	1,002,576
Nontaxable	1,039,290	990,195	939,453
Total investment income	2,861,151	2,213,380	1,942,029
Other interest income	446,971	159,834	123,250
Total interest income	19,094,150	14,352,986	13,342,564
Interest expense:			
Interest on deposits	4,182,554	2,882,638	3,053,714
Interest on other borrowed funds	1,320,086	655,420	596,421
Total interest expense	5,502,640	3,538,058	3,650,135
Net interest income	13,591,510	10,814,928	9,692,429
Provision for loan losses	880,000	720,000	740,704
Net interest income after provision for loan losses	12,711,510	10,094,928	8,951,725
Noninterest income:			
Service charge on deposits	2,318,259	2,259,181	2,127,549
Commission on credit life	49,195	50,016	66,327
Investment securities gains, net	33,916	170,898	488,647
Mortgage fee income	241,460	196,740	306,781
Other	493,321	368,083	477,315
Total noninterest income	3,136,151	3,044,918	3,466,619
Noninterest expense:			
Salaries and benefits	6,512,743	5,779,483	5,360,972
Net occupancy expense	2,023,492	1,988,538	1,828,286
Other	3,376,458	2,605,966	2,424,717
Total noninterest expense	11,912,693	10,373,987	9,613,975
Earnings before income tax expense	3,934,968	2,765,859	2,804,369
Income tax expense	1,040,184	612,602	673,353
Net earnings	$ 2,894,784	$ 2,153,257	$ 2,131,016
Basic earnings per share	$1.30	$0.97	$0.98
Basic weighted average shares outstanding	2,220,553	2,216,032	2,173,970
Diluted earnings per share	$1.30	$0.97	$0.98
Diluted weighted average shares outstanding	2,227,583	2,218,381	2,174,478

See accompanying notes to consolidated financial statements

UNITED BANCORPORATION OF ALABAMA, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years ended December 31, 2005, 2004, and 2003

	Shares	Common stock	Additional paid in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders' equity	Comprehensive Income
Balance December 31, 2002	1,161,481	$ 11,615	$ 5,092,727	$ 18,398,823	$ 797,255	$ (847,116)	$ 23,453,304	
Net earnings				2,131,016			2,131,016	$ 2,131,016
Other comprehensive loss (Note 18)					(342,584)		(342,584)	(342,584)
Comprehensive income								$ 1,788,432
Cash dividends declared ($.28 per share)				(603,913)			(603,913)	
Exercise of stock options	20,400	204	326,196				326,400	
Sale of 176 shares of treasury stock			(748)			5,462	4,714	
Balance December 31, 2003	1,181,881	11,819	5,418,175	19,925,926	454,671	(841,654)	24,968,937	
Net earnings				2,153,257			2,153,257	$ 2,153,257
Other comprehensive loss (Note 18)					(153,129)		(153,129)	(153,129)
Comphrensive Income								$ 2,000,128
Stock Split Two for One	1,181,881	11,819	(11,819)				-	
Cash dividends declared ($.30 per share)				(664,813)			(664,813)	
Purchase of Treasury Stock						(30,366)	(30,366)	
Sale of 2,339 shares of treasury stock			38,207			33,001	71,208	
Balance December 31, 2004	2,363,762	23,638	5,444,563	21,414,370	301,542	(839,019)	26,345,094	
Net earnings				2,894,784			2,894,784	$ 2,894,784
Other comprehensive loss (Note 18)					(813,841)		(813,841)	(813,841)
Comprehensive income								$ 2,080,943
Cash dividends declared ($.30 per share)				(666,275)			(666,275)	
Exercise of stock options	2,200	22	22,214				22,236	
Sale of common stock	909	9	12,353				12,362	
Treasury shares issued to dividend reinvestment plan			(33,308)			33,308	-	
Balance December 31, 2005	2,366,871	$ 23,669	$ 5,445,822	$ 23,642,879	$ (512,299)	$ (805,711)	$ 27,794,360	

See accompanying notes to conslidated financial statements

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Cash flows from operating activities			
Net earnings	$ 2,894,784	$ 2,153,257	$ 2,131,016
Adjustments to reconcile net earnings to net cash provided by operating activities			
Provision for loan losses	880,000	720,000	740,704
Depreciation of premises and equipment	908,320	858,498	755,612
Net amortization of premium on investment securities	185,936	168,199	255,854
Gains on sales of investment securities available for sale, net	(33,916)	(170,898)	(488,647)
Loss (gain) on sale of other real estate	2,666	(897)	-
Writedown of other real estate	128,201	50,000	-
Gain on disposal of equipment	-	(4,850)	(14,000)
Deferred income taxes (benefit)	(384,025)	(58,147)	147,215
Increase in interest receivable	(361,837)	(632,804)	(337,951)
Increase in other assets	(749,414)	(2,943,919)	(744,720)
Increase in accrued expenses and other liabilities	1,282,803	1,667,234	488
Net cash provided by operating activities	4,753,518	1,805,673	2,445,571
Cash flows from investing activities			
Proceeds from maturities, calls, and principal repayments of investment securities available for sale	10,080,772	10,757,098	16,828,094
Proceeds from sales of investment securities available for sale	2,827,009	4,877,992	13,121,623
Purchases of investment securities available for sale	(30,327,665)	(17,225,998)	(33,211,567)
Net increase in loans	(31,663,804)	(35,588,112)	(2,452,432)
Purchases of premises and equipment, net	(3,572,323)	(469,311)	(2,011,950)
Proceeds from sale of premises and equipmet	-	4,850	
Proceeds from sale of other real estate	221,363	5,000	192,000
Net cash used in investing activities	$ (52,434,648)	$ (37,638,481)	$ (7,534,232)

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Cash fows from financing activities			
Net increase in deposits	$ 38,081,804	$ 53,533,085	$ 16,840,267
Net increase in securities sold under agreements to repurchase	16,048,311	4,885,393	5,355,164
Cash dividends	(666,275)	(664,813)	(603,911)
Issuance of common stock	34,598	-	326,400
Purchase of treasury stock	-	(30,366)	(31,115)
Proceeds from sale of treasury stock	-	71,208	35,829
Advances from FHLB Atlanta	9,970,000	-	-
Repayments of advances from FHLB Atlanta	(9,149,697)	(2,617,363)	(617,363)
Increase (decrease) in other borrowed funds	288,232	149,039	(856,300)
Net cash provided by financing activites	54,606,973	55,326,183	20,448,971
Net increase in cash and cash equivalents	6,925,843	19,493,375	15,360,310
Cash and cash equivalents, beginning of year	43,941,000	24,447,625	9,087,315
Cash and cash equivalents, end of year	$ 50,866,843	$ 43,941,000	$ 24,447,625
Supplemental disclosures			
Cash paid during the year for:			
Interest	$ 5,276,123	$ 3,492,119	$ 3,778,217
Income taxes	1,250,000	650,000	903,000
Noncash trasactoins			
Transfer of loans to other real estate through foreclosure	100,000	301,001	949,303

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of United Bancorporation of Alabama, Inc. (the Company) and its wholly owned subsidiary United Bank (the Bank), collectively referred to as the Company. Significant intercompany balances and transactions have been eliminated in consolidation.

(b) Concentrations

The Company operates primarily in one business segment, commercial banking, in the Southwest Alabama and Northwest Florida.

market. As of December 31, 2005 and December 31, 2004, approximately 55% and 62%, respectively, of the Company's loans were commercial loans. The Company's commercial customers are primarily small to middle market enterprises. The Company also specializes in agricultural loans, which represented approximately 15% and 14% of the Company's total loans at December 31, 2005 and December 31, 2004, respectively.

(c) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Management believes the allowance for losses on loans is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Alabama, as substantially all loans are to borrowers within the state. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(d) Cash Equivalents

The Company considers due from banks and federal funds sold to be cash equivalents. Federal funds are generally sold for one–day periods.

(e) Investment Securities

Investment securities are classified in one of three portfolios: (i) trading account securities, (ii) held to maturity securities, and (iii) securities available for sale. Trading account securities are stated at fair value. Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Investment securities available for sale are stated at fair value with any unrealized gains and losses reported in a separate component of stockholders' equity, net of tax effect, until realized. Once realized, gains and losses on investment securities available for sale are reflected in current period earnings. As of December 31, 2005 and 2004, all investment securities were classified as available for sale.

Net gains and losses on the sale of investment securities available for sale, computed on the specific identification method, are shown separately in noninterest income in the consolidated statements of operations. Accretion of discounts and amortization of premiums are calculated on the effective interest method over the anticipated life of the security.

A decline in the fair value of any security below amortized cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

(f) Loans

Interest income on loans is credited to earnings based on the principal amount outstanding at the respective rate of interest. Accrual of interest on loans is discontinued when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Management considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral–dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impaired loans are charged to the allowance when such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

When a loan is considered impaired, cash receipts are applied under the contractual terms of the loan agreement, first to principal and then to interest income. Once the recorded principal balance has been reduced to zero, future cash receipts are recognized as interest income, to the extent that any interest has not been recognized. Any further cash receipts are recorded as recoveries of any amount previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For those accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

(g) *Allowance for Loan Losses*

The ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in economic and market conditions in the geographic area served by the Company and various other factors.

Additions to the allowance for loan losses are based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience and such other factors, which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged–off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

(h) ***Premises and Equipment***

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight–line method over the estimated useful lives of the assets.

(i) ***Other Real Estate***

Other real estate represents property acquired through foreclosure or deeded to the Company in lieu of foreclosure on real estate mortgage loans on which borrowers have defaulted. Other real estate is carried in other assets at the lower of cost or fair value, adjusted for estimated selling costs. Reductions in the balance of other real estate at the date of foreclosure are charged to the allowance for loan losses. Subsequent changes in fair value, up to the value established at foreclosure, are recognized as charges or credits to noninterest expense with an offset to the allowance for losses on other real estate.

(j) ***Intangible Assets***

Intangible assets represent purchased assets that lack physical substance but can be identified because of contractual or other legal rights. Under the provisions of SFAS No. 142, intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets that have finite lives are amortized over their estimated useful lives and are also subject to impairment testing. All of the Company's intangible assets have indefinite useful lives and are not subject to amortization. Note 6 includes a summary of the Company's intangible assets.

(k) ***Income Taxes***

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) ***Stock Option Plan***

The Company applies the intrinsic value–based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is recorded if the current market price on the date of grant of the underlying stock exceeds the exercise price.

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows companies to apply APB No. 25 as long as certain pro forma disclosures are made assuming hypothetical fair value method application.

Had compensation expense for the Company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, the Company's net earnings and earnings per share for the years ended December 31, 2005, 2004, and 2003 would have been impacted as shown in the following table:

	2005	2004	2003
Reported net earnings	$ 2,894,784	$ 2,153,257	$ 2,131,016
Compensation expense, net of taxes	23,885	21,258	26,287
Pro forma net earnings	2,870,899	2,131,999	2,104,729
Reported basic earnings per share	1.30	0.97	0.98
Proforma basic earnings per share	1.29	0.96	0.97
Reported diluted earnings per share	1.30	0.97	0.98
Pro forma diluted earnings per share	1.29	0.96	0.97

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black–Scholes option–pricing model. No options were granted during the years ended December 31, 2005, 2004 and 2003.

(m) ***Earnings per Share and Stock Split***

Basic and diluted earnings per share are computed on the weighted average number of shares outstanding in accordance with SFAS No. 128, Earnings Per Share. The Company declared a 2-for-1 stock split effected in the form of a stock dividend during 2004. Earnings per share, dividends per share and all stock option disclosures for the year ended December 31, 2003 has been retroactively adjusted for the increased number of shares of common stock.

(n) ***Business Segments***

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the disclosures made by public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company operates in only one segment – commercial banking.

(o) Derivative Financial Instruments

The Company maintains an overall interest-rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest-rate volatility. The Company's goal is to manage interest-rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by movements in interest rates. As a result of interest-rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. The Company views this strategy as a prudent management of interest-rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

All derivatives are recognized on the balance sheet at their fair value. Derivative instruments that are used as part of the Company's interest-rate risk management strategy include interest rate floors. An interest rate floor will convert variable interest rates on a portion of the Company's variable rate loan portfolio to fixed interest rates should interest rates fall below a specified level. On the date the interest rate floor contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability "cash flow" hedge. Changes in the fair value of a derivative that is highly effective as - and that is designated and qualifies as - a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedged transactions. This process includes linking all derivatives that are designated as cash-flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. Note 23 includes a summary of the Company's derivative instruments.

(p) Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board published SFAS No. 123 (revised 2004), *Share-Based Payment* ("FAS 123(R)" or the "Statement"). SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) is a replacement of SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretive guidance.

The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company will be required to apply SFAS 123(R) as of the beginning of its first interim period that begins after December 15, 2005, which will be the quarter ending March 31, 2006.

SFAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of SFAS 123(R). Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of SFAS No. 123.

The Company will elect the modified prospective transition method. The impact of this Statement on the Company in fiscal 2006 and beyond will depend upon various factors, among them being our future compensation strategy. The pro forma compensation costs presented in the table above and in prior filings for the Company have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years. No decisions have been made as to which option-pricing model is most appropriate for the Company for future awards.

(q) Reclassifications

Certain items on the consolidated balance sheets for the year ended December 31, 2004 have been reclassified, with no effect on total assets, to be consistent with the classifications adopted for the year ended December 31, 2005.

(2) Cash and Due From Banks

The Bank is required by the Federal Reserve Bank to maintain daily cash balances. These balances were $3,144,000 and $2,898,000 at December 31, 2005 and 2004, respectively.

(3) Investment Securities

The amortized cost and fair value of investment securities available for sale at December 31, 2005 and 2004 were as follows:

Those investment securities which have an unrealized loss position at December 31, 2005 and 2004, are detailed below:

2005

	Less than 12 months		12 months or more		Total	
Description of Securities	Fair Value	Unrealized	Fair Value	Unrealized	Fair Value	Unrealized
U.S. Government agencies & mortgage-backed securities	$ 25,507,595	$ 392,119	$ 13,068,556	$ 422,849	$ 38,576,151	$ 814,968
State and political subdivdisions	8,702,524	121,505	6,718,553	191,630	15,421,077	313,135
Total temporarily impaired securities	$ 34,210,119	$ 513,624	$ 19,787,109	$ 614,479	$ 53,997,228	$ 1,128,103

2004

	Less than 12 months		12 months or more		Total	
Description of Securities	Fair Value	Unrealized	Fair Value	Unrealized	Fair Value	Unrealized
U.S. Government agencies & mortgage-backed securities	$ 10,198,819	$ 59,910	$ 10,683,829	$ 116,495	$ 20,882,648	$ 176,405
State and political subdivdisions	6,848,792	90,042	—	—	6,848,792	90,042
Total temporarily impaired securities	$ 17,047,611	$ 149,952	$ 10,683,829	$ 116,495	$ 27,731,440	$ 266,447

Management does not believe any individual unrealized loss as of December 31, 2005 represents an other-than-temporary impairment. The unrealized losses reported for mortgage backed securities relate primarily to securities issued by FNMA, GNMA and FHLMC. These unrealized losses are attributed to changes in interest rates and were less than five percent of the amortized cost. The unrealized losses on state and political subdivisions are also attributed to changes in interest rates and are considered by management to be temporary.

The amortized cost and fair value of investment securities available for sale at December 31, 2005, categorized by contractual maturity are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Therefore, these securities are not presented by maturity class in the following table.

	Amortized cost	Fair value
Investment securities available for sale:		
Due in one year or less	$ 1,000,082	$ 996,176
Due after one year through five years	21,812,259	21,601,068
Due after five years through ten years	12,416,216	12,405,695
Due after ten years	12,769,062	12,735,735
Subtotal	47,997,619	47,738,674
Mortgage–backed securities	23,772,658	23,193,950
Total	$ 71,770,277	$ 70,932,624

Gross gains of $49,364 and gross losses of $15,448 were realized on those sales of investment securities available for sale in 2005. Gross gains of $170,898 were realized on sales of investment securities available for sale in 2004. Gross gains of $491,647 and gross losses of $3,000 were realized on sales of investment securities available for sale in 2003.

Securities with carrying values of approximately $55,360,000 and $45,773,000 at December 31, 2005 and 2004, respectively, were pledged to secure public and trust deposits as required by law and for other purposes.

(4) Loans and Allowance for Loan Losses

At December 31, 2005 and 2004, the composition of the loan portfolio was as follows:

	2005	2004
Commercial and financial	$ 126,024,692	$ 123,836,516
Agricultural	35,407,474	27,458,716
Real estate — construction	19,481,344	6,505,508
Real estate — 1–4 family residential mortgage	35,828,254	28,794,030
Installment loans to individuals	13,569,093	12,565,675
Total	$ 230,310,857	$ 199,160,445

A summary of the transactions in the allowance for loan losses for the years ended December 31, 2005, 2004, and 2003 follows:

	2005	2004	2003
Balance, beginning of year	$ 2,562,239	$ 2,116,060	$ 2,116,811
Provision charged to earnings	880,000	720,000	740,704
Less loans charged–off	(472,735)	(357,734)	(804,067)
Plus loan recoveries	59,343	83,913	62,612
Net charge–offs	(413,392)	(273,821)	(741,455)
Balance, end of year	$ 3,028,847	$ 2,562,239	$ 2,116,060

Loans on which the accrual of interest had been discontinued or reduced amounted to $1,406,422 and $1,201,692 as of December 31, 2005 and 2004, respectively. If these loans had been current throughout their terms, interest income would have been increased by $165,159, $102,372, and $95,877, for 2005, 2004, and 2003, respectively. At December 31, 2005 and 2004, the Company had no other significant impaired loans.

During 2005, certain executive officers and directors of the Company, including their immediate families and companies with which they are associated, were loan customers of the Bank. Total loans outstanding to these related parties at December 31, 2005, amounted to $4,923,443. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than a normal credit risk.

(5) Premises and Equipment

At December 31, 2005 and 2004, premises and equipment were as follows:

	2005	2004
Land	$ 2,365,033	$ 2,281,005
Buildings and leasehold improvements (depreciated over 5 to 50 years)	6,788,752	6,157,962
Furniture, fixtures, and equipment (depreciated over 3 to 10 years)	5,234,311	4,562,128
Automobiles (depreciated over 3 years)	108,034	108,034
Construction in process	2,170,743	57,744
	16,666,873	13,166,873
Less accumulated depreciation	6,816,939	5,916,927
	$ 9,849,934	$ 7,249,946

Depreciation expense for the year ended December 31, 2005, 2004, and 2003 was $908,320, $858,498, and $755,612, respectively.

Construction in process relates to costs accumulated by the Company to replace or repair damaged property as a result of Hurrican Ivan which hit the Gulf Coast area during September 2004. At December 31, 2005, the construction and repair projects were substantially complete.

(6) Intangible Assets

On July 2, 2004, the Company acquired a State of Florida banking charter from a financial institution. Subsequent to the purchase, the charter was terminated but the Company retained the legal right to branch into Florida through its existing Alabama bank charter. The Company accounts for the charter cost as an indefinite lived intangible asset because the legal right acquired does not have an expiration date under Florida banking laws and there is no renewal process to keep the branching rights. The Company tests the intangible asset each September 30 for impairment. At December 31, 2005, the Company operates two branch offices in Florida.

For the years ended December 31, 2005 and 2004, no impairment was recorded related to the intangible asset. As of December 31, 2005 and 2004, the Company had recorded $917,263 and $908,336 in intangible assets related to the cost of the charter.

(7) Deposits

At December 31, 2005 and 2004, deposits were as follows:

	2005	2004
Noninterest bearing accounts	$ 66,774,418	$ 68,763,895
NOW accounts	55,954,938	29,566,772
Money market investment accounts	13,172,550	13,552,898
Savings account	22,712,909	26,481,202
Time deposits:		
Time deposits less than $100,000	81,744,612	72,196,657
Time deposits greater than $100,000	50,661,044	42,377,243
Total deposits	$ 291,020,471	$ 252,938,667

At December 31, 2005, 2004, and 2003 interest expense on deposits was as follows:

	2005	2004	2003
NOW accounts	$ 368,886	$ 208,816	$ 196,595
Money market investment accounts	313,329	315,353	250,294
Savings accounts	62,313	52,534	68,745
Time deposits:			
Time deposit less than $100,000	2,285,009	1,718,198	1,933,281
Time deposit greater than $100,000	1,153,017	587,738	604,799
Total interst expense on deposits	$ 4,182,554	$ 2,882,638	$ 3,053,714

At December 31, 2005, the contractual maturities of time deposits are as follows:

Due in one year	$ 100,885,380
Due in one to two years	12,778,532
Due in two to three years	5,500,016
Due in three to four years	9,747,505
Due in four to five years	3,494,223
	$ 132,405,656

During 2005, certain executive officers and directors of the Company were deposit customers of the Bank. Total deposits outstanding to these related parties at December 31, 2005, amounted to $2,719,831.

(8) Securities Sold Under Agreements to Repurchase

The maximum amount of outstanding securities sold under agreements to repurchase during 2005 and 2004 was $37,635,628 and $23,837,982, respectively. The weighted average borrowing rate at December 31, 2005 and 2004 was 3.14% and 1.27%, respectively. The average amount of outstanding securities sold under agreements to repurchase during 2005, 2004 and 2003 was $27,580,131, $17,147,605, and $13,815,267 respectively. The weighted average borrowing rate during the years ended December 31, 2005, 2004, and 2003 was 2.30%, 0.46%, and 0.18% respectively. Securities underlying these agreements are under the Company's control.

(9) Borrowed Funds

The Company owed the Federal Home Loan Bank of Atlanta the following advances at December 31, 2005 and 2004.

2005

Maturity date	Interest rate	
June 2006	7.19%	$ 8,615
September 2010	4.02%	5,000,000
March 2011	4.22%	2,000,000
May 2012	7.41%	76,267
July 2017	6.93%	780,000
August 2017	6.84%	128,075
June 2020	4.62%	937,667
July 2020	7.54%	182,291
Total (weighted average rate of 4.52%)		$ 9,112,915

2004

Maturity date	Interest rate	
June 2006	7.19%	$ 25,845
September 2007	2.82%	5,000,000
March 2011	4.22%	2,000,000
May 2012	7.41%	88,000
July 2017	6.93%	845,000
August 2017	6.84%	138,975
July 2020	7.54%	194,792
Total (weighted average rate of 3.82%)		$ 8,292,612

At December 31, 2005 and 2004, the advances were collateralized by a blanket pledge of first–mortgage residential loans with available collateral amounts of $24,667,809 and $20,441,800, respectively. At December 31, 2005 the Company's advances were also collateralized by Commercial Real Estate loans and Multi Family Real Estate loans with available collateral amounts of $29,492,422 and of $1,608,280, respectively.

(10) Note Payable to Trust

In 2002, the Company formed a wholly-owned grantor trust to issue cumulative trust preferred securities. The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of the Company. The junior subordinated debentures can be redeemed prior to maturity at the option of the Company on or after June 30, 2007. The sole assets of the guarantor trust are the Junior Subordinated Deferrable Interest Debentures of the Company (the Debentures) held by the grantor trust. The debentures have the same interest rate (three month LIBOR plus 3.65%, floating) as the trust preferred securities. The Company has the right to defer interest payments on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related Debentures. During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by the Company to the extent of funds held by the grantor trust (the Preferred Securities Guarantee). The Preferred Securities Guarantee, when taken together with the Company's other obligations under the Debentures, constitute a full and unconditional guarantee, on a subordinated basis, by the Company of payments due on the trust preferred securities.

The trust preferred securities and the related debentures were issued on June 27, 2002. Distributions on the trust preferred securities are paid quarterly on March 31, June 30, September 30 and December 31 of each year. Interest on the Debentures is paid on the corresponding dates. The aggregate principal amount of Debentures outstanding at December 31, 2005 and 2004 was $4,124,000. Certain issue costs have been deferred and netted against the outstanding debentures in the accompanying balance sheet. The issue costs are being amortized over fifteen years.

(11) Income Taxes

Total income tax expense (benefit) for the years ended December 31, 2005, 2004, and 2003 was allocated as follows:

	2005	2004	2003
Income from continuing operations	$ 1,040,184	$ 612,602	$ 673,353
Stockholders' equity, for other comprehensive income	$ 542,559	$ 102,086	$ (228,388)

The components of income tax expense attributable to income from continuing operations for the years ended December 31, 2005, 2004, and 2003 were as follows:

	2005	2004	2003
Current:			
Federal	$ 1,254,044	$ 560,929	$ 490,776
State	170,165	109,820	35,362
Total	1,424,209	670,749	526,138
Deferred:			
Federal	(336,686)	(40,622)	129,620
State	(47,339)	(17,525)	17,595
Total	(384,025)	(58,147)	147,215
Total income tax expense	$ 1,040,184	$ 612,602	$ 673,353

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate of 34% to pretax earnings as follows:

	2005	2004	2003
Income tax at statutory rate	$ 1,337,889	$ 940,392	$ 955,203
Increase (decrease) resulting from:			
Tax exempt interest	(412,592)	(377,744)	(353,753)
Interest disallowance	30,556	20,468	21,127
State income tax net of federal benefit	81,065	60,915	34,952
Premium amortization on tax exempt investment securities	20,928	11,910	7,030
Cash surrendered value of life insurance	(29,527)	(31,030)	(32,459)
Other, net	11,865	(12,309)	41,253
	$ 1,040,184	$ 612,602	$ 673,353

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:		
Loans, principally due to the allowance for loan losses	$ 831,582	$ 659,427
Other real estate, principally due to differences in carrying value	62,796	18,448
Accrued expenses	132,054	105,118
Investment securities available for sale	343,216	—
Other	60,935	37,771
Total deferred tax assets	1,430,583	820,764
Deferred tax liabilities:		
Premises and equipment, principally due to difference in depreciation	411,021	560,261
Investment securities available for sale	—	201,024
Discount accretion	24,571	20,250
Other	41,287	13,790
Total deferred tax liabilities	476,879	795,325
Net deferred tax assets	$ 953,704	$ 25,439

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(12) Stock Option Plan

The United Bancorporation of Alabama, Inc. 1998 Stock Option Plan (the Plan) provides for the grant of options to officers, directors, and employees of the Corporation to purchase up to an aggregate of 154,000 shares of Class A Stock. The changes in outstanding options are as follows:

	Shares under option	Weighted average exercise price per share
Balance at December 31, 2002	113,200	$ 12.29
Granted	—	—
Surrendered	—	—
Exercised	(40,800)	8.00
Balance at December 31, 2003	72,400	14.70
Granted	—	—
Surrendered	—	—
Exercised	—	—
Balance at December 31, 2004	72,400	14.70
Granted	—	—
Surrendered	—	—
Exercised	(2,200)	10.11
Balance at December 31, 2005	70,200	14.50

Stock options outstanding and exercisable on December 31, 2005 and 2004 were as follows:

2005

Exercise price per share Outstanding:		**Shares under option**	**Weighted average remaining contractual life in years**
$	8.00	4,000	3.0
	11.25	8,160	3.0
	12.87	8,160	4.0
	15.65	8,160	5.0
	15.75	33,560	7.0
	16.25	8,160	6.0
		70,200	
Excercisable:			
$	8.00	4,000	3.0
	11.25	8,160	3.0
	12.87	8,160	4.0
	15.65	8,160	5.0
	15.75	26,728	7.7
	16.25	8,160	6.0
		63,368	

2004

Exercise price per share Outstanding:		**Shares under option**	**Weighted average remaining contractual life in years**
$	8.00	5,600	4.0
	11.25	8,160	4.0
	12.87	8,160	5.0
	15.65	8,160	6.0
	15.75	34,160	8.0
	16.25	8,160	7.0
		72,400	
Excercisable:			
$	8.00	5,600	4.0
	11.25	8,160	4.0
	12.87	8,160	5.0
	15.65	8,160	6.0
	15.75	18,496	8.7
	16.25	6,528	7.0
		55,104	

(13) Net Earnings per Share

Presented below is a summary of the components used to calculate diluted earnings per share for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Diluted earnings per share:			
Basic weighted average common shares outstanding	2,220,553	2,216,032	2,173,970
Effect of the assumed exercise of stock options-based on the treasury stock method using average market price	7,030	2,349	508
Diluted weighted average common shares outstanding	2,227,583	2,218,381	2,174,478

(14) Dividend Reinvestment and Share Purchase Plan

The Company sponsors a dividend reinvestment and share purchase plan. Under the plan, all holders of record of common stock are eligible to participate in the plan. Participants in the plan may direct the plan administrator to invest cash dividends declared with respect to all or any portion of their common stock. Participants may also make optional cash payments that will be invested through the plan. All cash dividends paid to the plan administrator are invested within 30 days of cash dividend payment date. Cash dividends and optional cash payments will be used to purchase common stock of the Company in the open market, from newly-issued shares, from shares held in treasury, in negotiated transactions, or in any combination of the foregoing. The purchase price of the shares of common stock is based on the average market price. All administrative costs are borne by the Company. For the years ended December 31, 2005 and 2004, 4,399 and 2,254 shares were purchased under the plan, respectively.

(15) Employee Benefit Plans

401(k) Savings Plan

Employees become eligible in the Company's 401(k) Employee Incentive Savings Plan after completing six months of service and attaining age 20.5. Eligible employees can contribute a minimum of 1% up to 15% of salary to the plan. The Company contributes one dollar for each dollar the employee contributes, up to 4% of the employee's salary, then the company matches fifty cents for each dollar the employee contributes up to 7% of the employee's salary. Total Company contributions to the plan during 2005, 2004, and 2003 were $169,308, $160,419, and $71,553, respectively.

Profit-Sharing Plan

The Company also maintains a profit–sharing plan for eligible employees. Eligibility requirements for this plan are the same as the 401(k) Employee Incentive Savings Plan. Annual profit sharing contributions of $51,833, $43,858, and $86,200 were made in 2005, 2004, and 2003, respectively.

Salary Continuation Plan

The Company provides a salary continuation plan providing for death and retirement benefits for certain executive officers. The present value of the estimated amounts to be paid under the plan is being accrued over the remaining service period of the executives. The expense recognized for the salary continuation plan amounted to $73,007, $70,329, and $60,901 for the years ended December 31, 2005, 2004 and 2003, respectively. The balance of the liability for the salary continuation plan included in other liabilities at December 31, 2005 and 2004 totaled $357,919 and $284,912, respectively.

The cost of the salary continuation plan described above is being offset by the purchase of, and earnings from, bank owned life insurance policies on the executives. The balance of the policy surrender values included in other assets totaled $ 2,330,246 and $2,254,633 at December 31, 2005 and 2004, respectively. Income recognized from the increase in cash surrender value on these policies totaled $75,613, $77,092, and $95,467 for the years ended December 31, 2005, 2004 and 2003, respectively.

Employee Stock Purchase Plan

The Company sponsors an employee stock purchase plan which is available to all employees subject to certain minimum service requirements. The Plan is administered by a Board appointed committee which designates the offering period in which employees may purchase shares and the offering price. All administrative costs are borne by the Company. For the years ended December 31, 2005 and 2004, 909 and 85 shares were purchased under the plan, respectively.

(16) Fair Value of Financial Instruments

The assumptions used in estimating the fair value of the Company's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow and other valuation techniques. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company's financial instruments, but rather a good–faith estimate of the fair value of financial instruments held by the Company. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

(a) ***Cash, Cash Equivalents, and Interest Earning Deposits With Other Financial Institutions***

Fair value approximates the carrying value of such assets.

(b) ***Investment Securities and Other Securities***

The fair value of investment securities is based on quoted market prices. The fair value of other securities, which includes Federal Home Loan Bank stock and other correspondent stocks, approximates their carrying value.

(c) ***Loans***

The fair value of loans is calculated using discounted cash flows and excludes lease–financing arrangements. The discount rates used to determine the present value of the loan portfolio are estimated market discount rates that reflect the credit and interest rate risk inherent in the loan portfolio. The estimated maturities are based on the Company's historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of accrued interest approximates its fair value.

(d) ***Bank Owned Life Insurance***

The fair value of bank owned life insurance approximates their carrying value.

(e) ***Deposits***

The fair value of deposits with no stated maturity, such as non–interest bearing demand deposits, NOW accounts, savings and money market deposit accounts, approximates the carrying value. Certificates of deposit have been valued using discounted cash flows. The discount rates used are based on estimated market rates for deposits of similar remaining maturities.

The fair value estimates in the table below do not include the benefit that results from the low–cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

(f) ***Securities Sold Under Agreements to Repurchase***

Due to their short–term nature, the fair value of securities sold under agreements to repurchase approximates their carrying value.

(g) ***FHLB, Other Borrowed Funds and Subordinated Debt***

The fair value of the Company's other borrowed funds and subordinated debt approximates the carrying value of such liabilities. The fair value of FHLB advances is based on current borrowing rates.

(h) ***Accrued Interest***

The fair value of accrued interest receivable and payable approximates their carrying value.

(i) ***Commitments to Extend Credit and Standby Letters of Credit***

There is no market for the commitment to extend credit and standby letters of credit and they were issued without explicit cost. Therefore, it is not practical to establish their fair value.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2005 and 2004 are as follows (in thousands):

	2005		2004	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
	(Dollars in Thousands)			
Financial assets:				
Cash and short–term investments	$ 50,867	$ 50,867	$ 43,941	$ 43,941
Investment securities	70,933	70,933	55,005	55,005
Other securities	1,660	1,660	1,276	1,276
Loans, net of the allowance for loan losses	227,282	231,383	196,598	195,651
Bank owned life insurance	2,330	2,330	2,255	2,255
Accured interest receivable	3,074	3,074	2,712	2,712
Financial liabilities:				
Deposits	291,020	291,250	252,939	253,182
Securities sold under agreements to repurchase	34,429	34,429	18,381	18,381
Other borrowed funds	1,001	1,001	713	713
FHLB advances	9,113	9,205	8,293	8,487
Subordinated Debt	4,003	4,003	3,993	3,993
Accrued interest payable	596	596	379	379

(17) Dividends From Bank

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other needs. Applicable federal and state statutes and regulations impose restrictions on the amounts of dividends that may be declared by the subsidiary bank. In addition, the subsidiary bank is also required to maintain minimum amounts of capital to total "risk–weighted" assets, as defined by banking regulators. Capital adequacy considerations could further limit the availability of dividends from the subsidiary bank. During 2005, the Bank could have declared an additional amount of dividends of approximately $7,300,000 without prior approval of regulatory authorities.

(18) Comprehensive Income (Loss)

The following is a summary of the components of other comprehensive income (loss):

	Years ended December 31		
	2005	2004	2003
Other comprehensive income before tax:			
Unrealized holding losses arising during the period for securities, net	$ (1,306,310)	$ (84,317)	$ (1,059,620)
Less reclassification adjustment for gains on sales of securities included in net earnings	33,916	170,898	488,647
Unrealized holding losses arising during the period for cash flow hedges	(16,174)	—	—
Other comprehensive income (loss), before income taxes	(1,356,400)	(255,215)	(570,973)
Income tax expense related to other comprehensive income:			
Unrealized holding losses arising during the period for securities, net	(522,523)	(33,727)	(423,848)
Less reclassification adjustment for gains on sales of securities included in net earnings	13,566	68,359	195,459
Unrealized holding losses arising during the period for cash flow hedges	(6,470)	—	—
Total income tax expense related to other comprehensive income (loss)	(542,559)	(102,086)	(228,389)
Other comprehensive income (loss) after taxes	$ (813,841)	$ (153,129)	$ (342,584)

(19) Litigation

The Company is involved in various legal proceedings arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings is not expected to have a material adverse effect upon the financial statements of the Company.

(20) Commitments

The Company leases certain property and equipment for use in its business. These leases have lease terms generally not in excess of five years. Future minimum rental payments required under operating leases, which have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2005, are as follows:

Years ending December 31:		
2006	$	148,104
2007		148,104
2008		148,104
2009		107,904
2010		107,904
Thereafter		107,904
	$	768,024

Rental expense for all operating leases charged to earnings aggregated $191,579, $162,031, and $112,446, for the years ended December 31, 2005, 2004, and 2003, respectively.

The Company is a party to financial instruments with off–balance–sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Such instruments involve elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making conditional obligations as it does for on–balance–sheet instruments.

The financial instruments whose contractual amounts represent credit risk as of December 31, 2005, are approximately as follows:

Commitments to extend credit	$	38,034,000
Standby letters of credit		5,712,000

Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

(21) Other Noninterest Income and Expense

Components of other noninterest expense exceeding 1% of the total of interest income and other income for any of the years ended December 31, 2005, 2004, and 2003, respectively, include the following:

	2005	2004	2003
Advertising	$ 279,233	$ 252,103	$ 225,609
Accounting and audit	228,316	180,915	140,145
Supplies expenses	24,567	213,213	232,192
Board fees	180,095	198,024	169,205

(22) Regulatory Matters

The Corporation and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company. Under capital adequacy guidelines and the regulatory framework of prompt corrective action, the Corporation and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of each bank's assets, liabilities, and certain off–balance–sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the Corporation and its subsidiary bank are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its subsidiary bank to maintain minimum core capital (Tier I Capital) of at least 4% of risk–weighted assets, minimum total capital (Total Qualifying Capital) of at least 8% of risk–weighted assets and a minimum leverage ratio of at least 4% of average assets. Management believes, as of December 31, 2005, that the Corporation and its subsidiary bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the appropriate regulatory agencies categorized the subsidiary bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the subsidiary banks must maintain minimum Total Qualifying Capital, Tier I Capital, and leverage ratios of at least 10%, 6%, and 5%, respectively. There are no conditions or events since that notification that management believes have changed the subsidiary bank's category.

The following table presents the actual capital amounts and ratios of the Corporation and its subsidiary bank at December 31, 2005 and 2004:

		Total Qualifying Capital		Tier I Capital		Leverage	
		Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:							
United Bancorporation	$	34,418	13.03%	$ 31,389	11.89%	$ 31,389	8.86%
United Bank		31,132	11.82%	28,103	10.67%	28,103	7.93%
As of December 31, 2004:							
United Bancorporation	$	31,827	14.12%	$ 29,265	12.99%	$ 29,265	9.93%
United Bank		28,062	12.65%	25,500	11.50%	25,500	8.60%

(23) Derivative Financial Instruments

To hedge the Company's exposure to changing interest rates, management entered into an agreement known as an "interest rate floor" on a portion of its variable rate loan portfolio during September 2005. Interest rate floors are typically used to mitigate a loan portfolio's exposure to falling interest rates. Pursuant to the agreement, the Company's counterparty agrees to pay the Company an amount equal to the difference between the prime rate and 5.75% multiplied by a $35,000,000 notional amount should the prime rate fall below 5.75% during the two year term of the agreement. The Company paid its counterparty a one-time premium equal to $52,500 which will be amortized over the 2 year term. The interest rate floor is being marked to market and accounted for as a cash flow hedge. As of December 31, 2005, the interest rate floor contract was carried at fair value which was equal to $35,120. The Company considers the derivative (interest rate floor) as highly effective in offsetting changes in cash flows of the hedged items (variable rate loans).

(24) Parent Company Financial Information

The condensed financial information for United Bancorporation of Alabama, Inc. (Parent Company Only) follows:

Assets	2005	2004
Cash	$ 447,885	$ 563,467
Premises and equipment	3,141,329	3,285,628
Investment in subsidiary	28,507,890	26,708,355
Other assets	124,000	124,000
Total assets	$ 32,221,104	$ 30,681,450
Liabilities and Stockholders' Equity		
Other liabilities	$ 423,995	$ 343,711
Note payable to Trust	4,002,749	3,992,645
Total liabilities	4,426,744	4,336,356
Stockholders' equity:		
Class A common stock of $0.01 par value. Authorized 5,000,000 shares; issued 2,366,871 and 2,363,762 shares in 2005 and 2004, respectively	23,669	23,638
Class B common stock of $0.01 par value. Authorized 250,000 shares; no shares issued	—	—
Preferred stock of $.01 par value. Authorized 250,000 shares; no shares issued	—	—
Additional paid-in capital	5,445,822	5,444,563
Retained earnings	23,642,879	21,414,370
Accumulated other comprehensive income (loss), net of tax	(512,299)	301,542
Less: 143,307 and 147,706 treasury shares at cost in 2005 and 2004, respectively	805,711	839,019
Total stockholders' equity	27,794,360	26,345,094
Total liabilities and stockholders' equity	$ 32,221,104	$ 30,681,450

(Parent Company Only)
Condensed Statements of Operations Information
Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Income:			
Cash dividends from subsidiary	$ 748,579	$ 902,224	$ 332,189
Other	143,251	131,870	78,055
Expense:			
Interest on other borrowed funds	304,434	225,271	199,392
Other	304,801	347,087	272,024
Earnings (losses) before equity in undistributed earnings of subsidiary	282,595	461,736	(61,172)
Equity in undistributed earnings of subsidiary	2,612,189	1,691,521	2,192,188
Net earnings	$ 2,894,784	$ 2,153,257	$ 2,131,016

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(Parent Company Only)
Condensed Statements of Cash Flows Information
Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Cash flows from operating activities:			
Net earnings	$ 2,894,784	$ 2,153,257	$ 2,131,016
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of subsidiary	(2,612,189)	(1,691,521)	(2,192,188)
Depreciation of premies and equipment	144,648	131,148	—
Amortization of Trust Perferred Cost	10,104	10,104	—
Increase (decrease) in other liabilities	78,748	(5,522)	21,134
Decrease (increase) in receivables	—	332,189	(332,189)
Net cash provided by (used in) operating activities	516,095	929,655	(372,227)
Cash flows from investing activities:			
Purchases of premises and equipment, net	—	(123,421)	(1,604,004)
Net cash used in investing activities	—	(123,421)	(1,604,004)
Cash flows from financing activities:			
Cash dividends	(666,275)	(664,813)	(603,914)
Purchase of treasury stock	—	(30,366)	—
Proceeds from sale of treasury stock	—	71,208	5,462
Issuance of common stock	34,598	—	325,652
Net cash used in financial activities	(631,677)	(623,971)	(272,800)
Net increase (decrease) in cash	(115,582)	182,263	(2,249,031)
Cash, beginning of year	563,467	381,204	2,630,235
Cash, end of year	$ 447,885	$ 563,467	$ 381,204

The table below sets forth certain quarterly supplementary financial information:

SELECTED QUARTERLY FINANCIAL DATA 2005 - 2004
(Dollars in thousands, except for per share amounts)

	2005				2004			
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Net interest income	$ 3,625	$ 3,549	$ 3,391	$ 3,027	$ 2,955	$ 2,771	$ 2,617	$ 2,472
Provision for loan losses	195	295	195	195	180	180	180	180
Earnings before income tax expense	1,054	1,111	925	845	698	864	566	638
Income tax expense	301	251	295	193	128	229	79	177
Net earnings	753	860	630	652	570	635	487	461
Net earnings per share (basic and diluted)	$ 0.34	$ 0.39	$ 0.28	$ 0.29	$ 0.24	$ 0.29	$ 0.22	$ 0.22
Cash dividends declared per share	0.17	-	0.13	-	0.15	-	0.15	-
Total Assets	$ 369,830	$ 339,019	$ 323,920	$ 315,055	$ 311,831	$ 281,102	$ 278,631	$ 267,004

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

(a) Based on evaluation of the Corporation's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this annual report, the principal executive officer and the principal financial officer of the Corporation have concluded that as of such date the Corporation's disclosure controls and procedures were effective to ensure that information the Corporation is required to disclose in its filings under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that information required to be disclosed by the Corporation in the reports that it files under the Exchange Act is accumulated and communicated to the Corporation's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) There were no significant changes in the Corporation's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referred to in (a) above.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Board of Directors of the Company has determined that Dale M. Ash and Michael R. Andreoli are the Audit Committee Financial Experts. Mrs. Ash and Mr. Andreoli are independent as defined in the listing standards of the National Association of Security Dealers. Additional information required by this item is incorporated herein by reference to the Company's definitive Proxy Statement relating to the Company's 2006 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2005 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the Company's definitive Proxy Statement relating to the Company's 2006 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2005 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated herein by reference to the Company's definitive Proxy Statement relating to the Company's 2006 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2005 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the Company's definitive Proxy Statement relating to the Company's 2006 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2005 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the Company's definitive Proxy Statement relating to the Company's 2006 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2005 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) The financial statements listed in the Index to Financial Statements contained in Item 8 hereof are filed as part of this Annual Report on Form 10-K.

(2) Financial statement schedules have been omitted as inapplicable.

(3) The Exhibits listed below are filed as part of this Report. Management contracts and compensatory plans and arrangements required to be filed pursuant to Item 15(b) are identified by an asterisk (*).

3.1 Restated Certificate of Incorporation of the Registrant (Incorporated by reference herein from Exhibit 3a to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988).

3.1.1 Certificate of Amendment to Restated Certificate of Incorporation Of the Registrant(Incorporated by reference herein from Exhibit 3.1.1 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999).

3.2 Amended and Restated Bylaws of the Registrant (Incorporated by reference herein from Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992).

10.1 Form of Employment Agreement between United Bank and Robert R. Jones, III(Incorporated by reference herein from Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.*

10.2 Supplemental Agreement between United Bank, the Registrant and Robert R. Jones, III (Incorporated by reference herein from Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998)*.

10.3 1998 Stock Option Plan of United Bancorporation of Alabama, Inc. (Incorporated by reference herein from Exhibit 3.1.1 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999).

10.4 1999 Employee Stock Purchase Plan of United Bancorporation of Alabama, Inc. (incorporated herein by reference from appendix A to the Registrants definitive proxy statement dated April 10, 2000)*.

10.5 Supplemental Compensation Agreement and Amendment Agreement between United Bank and Robert R. Jones, III (Incorporated by reference herein from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2001).*

10.6 Placement Agreement for Floating Rate Cumulative Trust Preferred Securities of United Bancorp Capital Trust I effective as of June 27, 2002 among the Registrant, United Bancorp Capital Trust I and SAMCO Capital Markets, a division of Service Asset Management Company (Incorporated by reference herein from Exhibit 1.1 to the Registrant's report on Form 8-K dated June 27, 2002).

10.7 Indenture effective as of June 27, 2002, by and between the Registrant and Wells Fargo Bank, National Association, as Trustee (Incorporated by reference herein from Exhibit 4.1 to the Registrant's report on Form 8-K dated June 27, 2002).

10.8 United Bancorp Capital Trust I Amended and Restated Trust Agreement effective as of June 27, 2002, among the Registrant as Depositor, Wells Fargo Bank, National Association, as Property Trustee, Wells Fargo Delaware Trust Company, as Resident Trustee and Robert R. Jones, III, Mitchell D. Staples and Charles E. Karrick, as Administrative Trustees (Incorporated by reference herein from Exhibit 4.2 to the Registrant's report on Form 8-K dated June 27, 2002).

10.9 Trust Preferred Securities Guarantee Agreement effective as of June 27, 2002, by and between the Registrant and Wells Fargo Bank, National Association (Incorporated by reference herein from Exhibit 4.3 to the Registrant's report on Form 8-K dated June 27, 2002).

21 Subsidiaries of the Registrant.

23.1 Consent of Independent Registered Public Accounting Firm (Mauldin & Jenkins, LLC)

23.2 Consent of Independent Registered Public Accounting Firm (KPMG LLP)

31.1 Certification of Chief Executive Officer under Securities Exchange Act Rules 13a-15(e) and 15d-15(e)

31.2 Certification of Chief Financial Officer under Securities Exchange Act Rules 13a-15(e) and 15d-15(e)

32.1 Certificate pursuant to 18 U.S.C Section 1350

32.2 Certificate pursuant to 18 U.S.C Section 1350

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BANCORPORATION OF ALABAMA, INC.
(Registrant)

BY: /s/Robert R. Jones, III
Robert R. Jones, III
President and Chief Executive Officer
March 30, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	CAPACITY IN WHICH SIGNED	DATE
/s/ Robert R. Jones, III Robert R. Jones, III	President, Chief Executive Officer, and Director	March 30, 2006
/s/ Robert R. Jones, III Robert R. Jones, III	Interim Principal Financial and Principal Accounting Officer	March 30, 2006
/s/ H. Leon Esneul H. Leon Esneul	Director	March 30, 2006
/s/ David D. Swift David D. Swift	Director	March 30, 2006
/s/ William J. Justice William J. Justice	Director	March 30, 2006
/s/ Dale M. Ash Dale M. Ash	Director	March 30, 2006
/s/ Michael Andreoli Michael Andreoli	Director	March 30, 2006
/s/ L. Walter Crim L. Walter Crim	Director	March 30, 2006

INDEX TO EXHIBITS

Exhibit

21	Subsidiaries of the registrant
23.1	Consent of Independent Registered Public Accounting Firm (Mauldin & Jenkins, LLC)
23.2	Consent of Independent Registered Public Accounting Firm (KPMG LLP)
31.1	Certification of Chief Executive Officer under Securities Exchange Act Rules 13a-15(e) and 15d-15(e)
31.2	Certification of Chief Financial Officer under Securities Exchange Act Rules 13a-15(e) and 15d-15(e)
32.1	Certificate pursuant to 18 U.S.C Section 1350
32.2	Certificate pursuant to 18 U.S.C Section 1350

EXHIBIT 21

Name of Subsidiary	Incorporated In	Wholly-Owned By
United Bank	Alabama	United Bancorporation Of Alabama
United Bancorp Capital Trust I	Alabama	United Bancorporation Of Alabama
United Insurance Service	Alabama	United Bank

Exhibit No. 23.1

Consent of Independent Registered Public Accounting Firm (Mauldin & Jenkins)

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-111503) and Form S-8 (File No. 333-36720 and File No. 333-36722) of United Bancorporation of Alabama, Inc. of our report, dated February 17, 2006, relating to the consolidated financial statements appearing in this Annual Report on Form 10-K for the year ended December 31, 2005.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama
March 30, 2006

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm (KPMG LLP)

The Board of Directors
United Bancorporation of Alabama, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333–111503) on Form S–3 and (No. 333–36720 and No. 333–36722) on Form S–8 of United Bancorporation of Alabama, Inc. of our report dated March 5, 2004, with respect to the consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the year ended December 31, 2003 of United Bancorporation of Alabama, Inc., which report appears in the December 31, 2005, annual report on Form 10–K of United Bancorporation of Alabama, Inc.

/s/ KPMG LLP

Birmingham, Alabama
March 30, 2006

EXHIBIT 31.1

CERTIFICATIONS

I, Robert R. Jones, III, President and CEO, certify that:

1. I have reviewed this annual report on Form 10-K of United Bancorporation of Alabama, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2006
/s/ Robert R. Jones, III
Robert R. Jones, III
President and CEO

EXHIBIT 31.2

CERTIFICATIONS

I, Robert R. Jones, III, Interim Principal Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of United Bancorporation of Alabama, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2006
/s/ Robert R. Jones, III
Robert R. Jones, III
Interim Principal Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of United Bancorporation of Alabama, Inc. for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert R. Jones, III, Chief Executive Officer of the Corporation, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1). The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2). The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 30, 2006

By: /s/ Robert R. Jones, III
Robert R. Jones, III
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of United Bancorporation of Alabama Inc. for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert R. Jones, III, Interim Principal Financial Officer of the Corporation, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1). The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2). The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date:March 30, 2006 By: /s/Robert R. Jones, III
Robert R. Jones, III
Interim Principal Financial Officer

☒ PLEASE MARK VOTES AS IN THIS EXAMPLE

REVOCABLE PROXY
UNITED BANCORPORATION OF ALABAMA, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

The undersigned stockholder of United Bancorporation of Alabama, Inc. (the "Corporation"), Atmore, Alabama, hereby constitutes and appoints Dale M. Ash, L. Walter Crim, H. Leon Esneul, Michael R. Andreoli, Robert R. Jones, III, William J. Justice, and David D. Swift and any of them, with full power of substitution, proxies to vote the number of shares of Corporation common stock that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at the corporate offices of United Bank, 200 East Nashville, Atmore, Alabama, on May 3, 2006 at 3:00 p.m., local time, or at any adjournments thereof (the "Meeting"), upon the proposal described in the Proxy Statement and Notice of Annual Meeting of Stockholders, both dated April 4, 2006, receipt of which is hereby acknowledged, in the manner specified below.

SEC MAIL PROCESSING SECTION RECEIVED APR 14 2006 WASH, D.C. 205

	For All	With-hold	For All Except
Proposal. Election as director to serve until the 2009 Annual Meeting of Stockholders and until his successor is elected and qualified:	☐	☐	☐

William J. Justice, L. Walter Crim and J. Wayne Trawick

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.

____

In their sole discretion, the proxies are authorized to vote upon such other business as may come properly before the Meeting or any adjournment thereof:________.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this Proxy will be voted FOR election of the above-named nominees as directors and with discretionary authority on all other matters that may come properly before the Meeting.

Please sign exactly as your name appears on your stock certificate and date. Where shares are held jointly, each stockholder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE CORPORATION'S BOARD OF DIRECTORS AND MAY BE REVOKED BY THE STOCKHOLDER(S) PRIOR TO ITS EXERCISE.

Please be sure to sign and date this Proxy in the box below.

Date

Stockholder sign above — Co-holder (if any) sign above

Detach above card, sign, date and mail in postage paid envelope provided.

UNITED BANCORPORATION OF ALABAMA, INC.

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

____

____

____

United Bancorporation
of Alabama, Inc.

P.O. Box 8, Atmore, Alabama 36504 - 251.446.6000 - 800.423.7026 - FAX 251.446.6007 - www.ubankal.com